ENERFLEX

DATED MARCH 1, 2023

2022

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

ENERFLEX LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2022

Dated March 1, 2023

2

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

DEFINITIONS

In this AIF, the following terms have the meanings set forth below, unless the context requires or indicates otherwise:

9.00% Notes has the meaning ascribed to such term under the heading “Significant Acquisitions – Consideration”.

Annual Information Form or AIF means this annual information form dated March 1, 2023.

Arrangement means the arrangement completed under the provisions of section 192 of the CBCA pursuant to a plan of arrangement among Toromont, Old Enerflex, and 7787014 Canada Inc., which became effective on June 1, 2011.

Audit Committee or AC means the Audit Committee of the Board of Directors.

Bank Facility means the syndicated revolving credit facilities entered into pursuant to a credit agreement made as of June 1, 2011, amended and restated as of June 30, 2014, May 2, 2019, and further amended and restated as of July 16, 2021, among the Company, Enerflex Australasia Holdings Pty Ltd., the Toronto Dominion Bank, the Bank of Nova Scotia, and certain other lenders.

Board of Directors or Board means the Board of Directors of Enerflex, as it is comprised from time to time.

BOOM has the meaning ascribed to such term under the heading “Product Lines – Energy Infrastructure”.

CBCA means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder.

CCUS has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

CO2 means carbon dioxide.

Code means the Business Code of Conduct of Enerflex.

Eastern Hemisphere or EH has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

EDGAR means the Electronic Data Gathering, Analysis, and Retrieval system used for the filing of documents under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, and the Investment Company Act of 1940.

EMT has the meaning ascribed to such term under the heading “General Development of the Business – Three-year History – 2022 – October”.

Enerflex or the Company means Enerflex Ltd., and includes subsidiaries of, and partnership interests held by, Enerflex and its subsidiaries.

Enerflex Common Shares means common shares in the capital of Enerflex.

Enerflex DSUs mean Enerflex Deferred Share Units, a notional unit with a value equal to an Enerflex Common Share that can only be redeemed when the holder leaves the Company.

Energy Infrastructure means the Company’s Energy Infrastructure product line which offers a variety of solutions for natural gas compression, processing, and electric power equipment.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Energy Transition means the energy transition solutions of the Company, including projects related to CCUS, renewable natural gas, electrification, and hydrogen.

Engineered Systems has the meaning ascribed to such term under the heading “Engineered Systems”.

ERM has the meaning ascribed to such term under the heading “Social and Safety Policies – Cybersecurity”.

ESG refers to environmental, social, and governance matters.

Exterran has the meaning ascribed to such term under the heading “General Development of the Business – Three-year History – 2022 – January”.

GHG means greenhouse gas.

HAZCOM has the meaning ascribed to such term under the heading “Environmental, Social and Governance Standards – Chemicals Management”.

HP means horsepower.

HRC Committee or HRCC means the Human Resources and Compensation Committee of the Board of Directors.

HSE means health, safety, and environment.

IFRS means the International Financial Reporting Standards as issued by the International Accounting Standards Board, as amended from time to time.

ITK has the meaning ascribed to such term under the heading “Product Lines – Engineered Systems”.

kW means kilowatt.

Latin America or LATAM has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

Labor Board has the meaning ascribed to such term under the heading “Legal Proceedings”.

MD&A means management’s discussion and analysis.

MEA means the Middle East and Africa.

Merger Agreement has the meaning ascribed to such term under the heading “Significant Acquisitions”.

Merger Sub means Enerflex US Holdings Inc., initially incorporated as a direct wholly owned subsidiary of Enerflex.

MW means megawatt.

NCG Committee or NCGC means the Nominating and Corporate Governance Committee of the Board of Directors.

NGL means natural gas liquid.

NI 52-110 means National Instrument 52-110 Audit Committees.

North America or NAM has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Note Offering has the meaning ascribed to such term under the heading “Significant Acquisitions – Consideration”.

Note Purchase Agreement collectively means the note purchase agreements among the Company and a series of private placement lenders dated June 22, 2011, and dated December 15, 2017, with respect to the Senior Notes.

NYSE means the New York Stock Exchange.

OEM has the meaning ascribed to such term under the heading “Product Lines – After-Market Services”.

Old Enerflex means Enerflex Ltd., a CBCA corporation that amalgamated with 7787014 Canada Inc. on June 1, 2011, with the resulting amalgamated corporation being named “Enerflex Ltd.” and, prior to the effectiveness of the Arrangement, a wholly owned subsidiary of Toromont.

Retirement Policy has the meaning ascribed to such term under the heading “Directors and Officers”.

Revolving Credit Facility has the meaning ascribed to such term under the heading “Significant Acquisitions – Consideration”.

RNG has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

SEC means the U.S. Securities and Exchange Commission.

SEDAR means the System for Electronic Document Analysis and Retrieval.

Senior Notes means the $40.0 million of 10-year notes maturing on June 22, 2021, issued by Enerflex under the Note Purchase Agreement dated June 22, 2011; US$105.0 million and $15.0 million seven-year notes maturing on December 15, 2024, issued by Enerflex under the Note Purchase Agreement dated December 15, 2017; and the US$70.0 million and $30.0 million 10-year notes maturing on December 15, 2027, issued by Enerflex under the Note Purchase Agreement dated December 15, 2017.

TCO2e means tonnes of carbon dioxide equivalent.

Term Loan Facility has the meaning ascribed to such term under the heading “Significant Acquisitions – Consideration”.

Toromont means Toromont Industries Ltd., a CBCA corporation.

Transaction has the meaning ascribed to such term under the heading “Significant Acquisitions”.

TRIR has the meaning ascribed to such term under the heading “Social and Safety Policies – Safety”.

TSX means the Toronto Stock Exchange.

UAE means the United Arab Emirates.

USA means the United States of America.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

PRESENTATION OF INFORMATION

Unless otherwise indicated, information contained in this AIF is given at or for the year ended December 31, 2022. References in this AIF to “$” or “dollars” are to Canadian dollars unless otherwise stated. All financial information with respect to the Company has been prepared in accordance with IFRS. Figures, columns, and rows presented in tables provided in this AIF may not add due to rounding.

Certain historical information contained in this AIF has been provided by, or been derived from, information provided by certain third parties. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable; however, the Company is unable to independently verify such information.

Information contained on or otherwise accessible through the Enerflex website, though referenced herein, does not form part of and is expressly not incorporated by reference into this AIF.

FORWARD-LOOKING INFORMATION

This AIF contains forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information may contain, but is not limited to, words such as “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, or “capable”, or the inverse of such terms or similar expressions suggesting future conditions, events, or expectations. In particular, this AIF includes (without limitation) forward-looking information pertaining to: the expectations that the USA market will continue to provide Enerflex with opportunities to expand its business through the supply of compression, processing, low-carbon, electric power, and integrated turnkey solutions; the expectations that Enerflex can continue to grow its market share in the US Energy Infrastructure business; expectations that Latin America will continue to offer opportunities to expand as customers look to grow natural gas production for domestic consumption; expectations surrounding the demand for projects related to gas treatment and processing, compression, and electric power generation, as well as potential for gas storage and export capabilities; expectations regarding growth in the MEA market, with opportunities in the Energy Infrastructure, Engineered Systems, ITK and BOOM projects, as well as after-market service opportunities; expectations in Asia Pacific to capitalize on the expanding natural gas infrastructure and power generation needs of the region; expectations to increase market share by providing quality products and service, negotiating fair prices for its products and services, expanding the global reach of its solutions, developing and maintaining relationships with key customers and suppliers, maintaining the skill levels of its employees, and monitoring and adjusting to the practices of competitors; expectations that future energy demand will continue to be met in part by a growing proportion of renewable energy sources; the ability of Enerflex to explore new Energy Transition solutions, including for CCUS, RNG, electrification, and hydrogen; the ability of Enerflex to identify economic energy and emission-reduction opportunities in its operations; the ability of Enerflex to identify energy efficient procurement opportunities; expectations that strategic opportunities and other benefits will be realized as a result of acquisitions; the ongoing impact of the COVID-19 pandemic on the Company and its business, opportunities to grow the Company, and the distribution of its products; the size and composition of the Company's customer base; the applications and demand for Enerflex's products and services; the markets in which the Company's products are used; anticipated future natural gas

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

consumption; future natural gas prices and natural gas exploration and development activity levels; future demand for energy from hydrocarbons; the availability of, and Enerflex’s ability to pursue, opportunities that align with the global effort to address climate change; the continued availability of major components used in the fabrication of Enerflex's products; expectations regarding payments to credit rating agencies and the timing thereof; expectations regarding catastrophic risk mitigation; expectations regarding the cost of compliance with future laws and regulations; the continued access to skilled personnel; expectations regarding future dividend payments; and expectation regarding Board and committee composition.

This forward-looking information is based on assumptions, estimates and analysis made in light of the Company's experience and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. Forward-looking information involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation: the impact of general economic conditions, including the duration and severity of negative impacts resulting from the COVID-19 pandemic or other crises; industry conditions, including potential for growth and expansion of the Business, and the adoption of new environmental, taxation, and other laws and regulations, and changes in how they are interpreted and enforced; ESG expectations, investor sentiment, and market trends; information security; volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations, including future dividends to shareholders of the Company; increased competition; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility; risks related to cultural, political, and economic factors in foreign jurisdictions; risks related to corruption, sanctions, and trade compliance; and other factors, many of which are beyond the Company's control. See “Risk Factors” in this AIF. While the Company believes that there is a reasonable basis for the forward-looking information and statements included in this AIF, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking information.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this AIF is made as of the date of this AIF and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

NON-IFRS MEASURES

In this AIF, there are references to the terms “Engineered Systems bookings”, “Engineered Systems backlog”, and “recurring revenue”, which are not recognized measures and have no standard meaning under IFRS and are unlikely to be comparable to similar measures presented by other issuers.

Enerflex generally recognizes the full amount of a new order or “Engineered Systems booking” once a firm commitment or order is received from the customer. The amount recognized as a booking is the agreed upon price on the order for the delivery of goods offered under Enerflex’s Engineered Systems product

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

offering. “Engineered Systems backlog” is calculated by adding bookings received during the current fiscal period to the order backlog as of the end of the prior fiscal period and subtracting the revenue recognized in the current fiscal period. Management of Enerflex considers Engineered Systems backlog an important indicator of future revenue and business activity levels for the Engineered Systems product line. Engineered Systems backlog helps management evaluate its performance due to it being an indication of revenue to be recognized in future periods using percentage-of-completion accounting.

“Recurring revenue” is defined as revenue from the Energy Infrastructure and After-Market Services product lines. These revenue streams are contracted and extend into the future, rather than being recognized as a single transaction. While the contracts are subject to cancellation or have varying lengths, the Company does not believe that these characteristics preclude them from being considered recurring in nature.

Certain additional disclosures for such non-IFRS measures contained in our MD&A for the year ended December 31, 2022, are incorporated by reference in this AIF which is available on our website and under our electronic profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. See “Non-IFRS Measures” in our MD&A for the year ended December 31, 2022.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

CORPORATE STRUCTURE
Name, Address, and Incorporation

Enerflex is a corporation existing under the CBCA and formed as a result of the Arrangement. The head office, registered office, and principal place of business of the Company are located at Suite 904 – 1331 Macleod Trail S.E., Calgary, Alberta, T2G 0K3.

Inter-company Relationships

The principal subsidiaries of the Company, their jurisdictions of incorporation or formation, and the percentage of voting securities and restricted securities beneficially owned or controlled by the Company are set out below.

Notes:

(1)
Enerflex holds 100% of the economic interest.
(2)
Formerly named Exterran Corporation.
GENERAL DEVELOPMENT OF THE BUSINESS
Three-year History

The following describes the significant events of the last three financial years with respect to Enerflex and its business.

2022

During the 2022 financial year, the Board of Directors approved quarterly dividends to shareholders, resulting in a declared quarterly dividend to shareholders of $0.025 per Enerflex Common Share for the first, second, third, and fourth quarters of 2022. The total annual dividend for 2022 was $0.10 per Enerflex Common Share.

January

➣
Enerflex entered into an agreement and plan of merger with Enerflex US Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Enerflex, and Exterran Corporation (Exterran), a Delaware corporation, pursuant to which, among other things, Enerflex US Holdings Inc. agreed, subject to certain conditions, to merge with and into Exterran, with Exterran surviving the transaction as a direct, wholly owned subsidiary of Enerflex.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

March

➣
Enerflex announced the appointment of Mauricio Meineri as President, Latin America. Previously, Mr. Meineri was Enerflex's Vice President, Operations for the region. See “Directors and Officers”.

September

➣
Enerflex received conditional approval from the NYSE for the listing of the Enerflex Common Shares on the NYSE. Additionally, the SEC declared the registration statement on Form F-4 dated September 8, 2022, effective. These approvals satisfied the final regulatory requirements to the calling of the respective special meetings of the shareholders of Enerflex and Exterran to consider the Transaction.

October

➣
Enerflex undertook the activities associated with the Transaction as more fully described under the heading “Significant Acquisitions”.
➣
Enerflex and Exterran each held their special meeting of shareholders at which the shareholders of Enerflex approved the issuance of Enerflex Common Shares to former shareholders of Exterran, and shareholders of Exterran approved the Merger Agreement and the transactions contemplated thereunder.
➣
Enerflex closed the Transaction pursuant to which, among other things, Enerflex US Holdings Inc. merged with and into Exterran, with Exterran surviving the Transaction as a direct, wholly owned subsidiary of Enerflex.
➣
Enerflex appointed Mr. James Gouin, a former director and audit committee member of Exterran, to the Board of Directors.
➣
As part of the Transaction, Roger George joined the Executive Management Team (EMT) in his continuing role as President, Water Solutions.
➣
The Enerflex Common Shares opened for trading on the NYSE under the symbol “EFXT”.
2021

During the 2021 financial year, the Board of Directors approved quarterly dividends to shareholders, resulting in a declared quarterly dividend to shareholders of $0.02 per Enerflex Common Share for the first, second, and third quarters of 2021, and $0.025 per Enerflex Common Share for the fourth quarter of 2021. The total annual dividend for 2021 was $0.085 per Enerflex Common Share.

January

➣
Ms. Patricia Martinez was appointed to the role of Chief Energy Transition Officer to progress the Company's Energy Transition strategy and identify, evaluate, and drive low-carbon energy solutions. In addition to her new role, Ms. Martinez continued in her role as Enerflex's President, Latin America until March 2022. See “Directors and Officers”.

May

➣
Enerflex announced the appointment of Helmuth Witulski as President, Canada. Previously, Mr. Witulski was Regional Director for Enerflex’s Asia Pacific. See “Directors and Officers”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

July

➣
The Company amended and restated its $725.0 million Bank Facility, principally to extend the maturity date on $660.0 million of its Bank Facility from June 30, 2023, to June 30, 2025.

August

➣
Enerflex announced the appointment of Mr. Michael Weill to the NCG Committee of the Board of Directors. See “Directors and Officers”.

October

➣
Enerflex announced the appointment of Ms. Mona Hale as a director of the Company. See “Directors and Officers.”
2020

During the 2020 financial year, the Board of Directors approved quarterly dividends to shareholders, resulting in a declared quarterly dividend to shareholders of $0.02 per Enerflex Common Share for the first, second, third, and fourth quarters of 2020. The total annual dividend for 2020 was $0.08 per Enerflex Common Share.

March

➣
Enerflex provided guidance on regional-specific measures designed to preserve the strength of the Company’s balance sheet and maximize cash flow generation in response to the COVID-19 pandemic and general market volatility. Subsequent to this date, the Company provided updates on the status of these cost-saving measures as part of the MD&A for the quarters ended March 31, 2020, June 30, 2020, September 30, 2020, and December 31, 2020.

August

➣
Enerflex announced the appointment of Mr. Fernando Assing as a director of the Company. See “Directors and Officers”.
Recent Developments

On January 20, 2023, Enerflex announced the appointment of Ms. Laura Folse as a director of the Company. See "Directors and Officers".

SIGNIFICANT ACQUISITIONS

Transaction Summary

On January 24, 2022, the Company announced a merger (the Transaction) with Exterran pursuant to which Enerflex US Holdings Inc., a wholly owned subsidiary of Enerflex, would acquire all of the outstanding common stock of Exterran on the basis of 1.021 Enerflex Common Shares for each outstanding share of common stock of Exterran, resulting in approximately 124 million Enerflex Common Shares outstanding upon closing. The Transaction was completed on October 13, 2022, pursuant to the agreement and plan of merger (Merger Agreement) dated January 24, 2022, among Enerflex, Merger Sub, and Exterran. Upon closing of the Transaction, among other things, Exterran became a direct, wholly owned subsidiary of Enerflex. Exterran was subsequently renamed “Enerflex U.S. Holdings Inc.”. Enerflex's Common Shares were registered in the USA pursuant to the registration statement on Form F-4 on

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

September 8, 2022. Enerflex's Common Shares continue to trade on the Toronto Stock Exchange under the symbol “EFX” and commenced trading on the NYSE under the symbol “EFXT” on October 13, 2022.

Exterran was a global systems and process company offering solutions in the oil, natural gas, produced water, and power markets. The common stock of Exterran was listed and traded on the NYSE under the symbol “EXTN”. Exterran was a leader in natural gas processing and treatment products and services, providing critical midstream infrastructure solutions to customers throughout the world. Exterran was headquartered in Houston, Texas, USA and operated in approximately 25 countries.

Operations

Exterran operated in three primary business lines: contract operations, after-market services, and product sales.

Contract Operations

In Exterran's contract operations business, Exterran provided processing and treating services through the operation of its crude oil and natural gas production and processing equipment and natural gas compression equipment for its customers. In addition to these services, Exterran also offered water treatment and power generation solutions to its customers on a stand-alone basis or integrated into its natural gas and crude oil production and processing solutions or natural gas compression.

After-market Services

In Exterran's after-market services business, Exterran sold parts and components and provided operations, maintenance, repair, overhaul, upgrade, start-up, and commissioning, and reconfiguration services to customers who owned their own crude oil and natural gas compression, production, processing, and treating, and related equipment. Exterran's services ranged from routine maintenance services and parts sales done on a transactional basis, to the full operation and maintenance of customer-owned equipment under long-term agreements.

Product Sales

In Exterran's product sales business, it engineered, designed, manufactured, installed, and sold equipment used in the treating and processing of crude oil, natural gas compression packages, and water treatment equipment, primarily to major and independent oil and natural gas producers, as well as to national oil and natural gas companies around the world.

Consideration

Pursuant to the Transaction, holders of Exterran common stock received 1.021 Enerflex Common Shares for each Exterran common stock held in accordance with the terms of the Merger Agreement, resulting in the issuance of 34,013,055 Enerflex Common Shares. The Exterran common stock were delisted from the NYSE prior to the open of trading on October 13, 2022.

On October 6, 2022, Enerflex announced that it had secured committed financing for the combined entity resulting from the Transaction. Specifically, upon closing of the Transaction, the committed financing for the combined entity resulting from the Transaction was comprised of:

(b)
the net proceeds of the private offering (the Note Offering) of US$625 million aggregate principal amount of 9.00% senior secured notes due 2027 (9.00% Notes);

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

(c)
commitments from a syndicate of financial institutions for a newly drawn US$150 million three-year secured term loan credit facility, bearing an interest rate equal to the Secured Overnight Financing Rate or US base rate plus 3.75% or 2.75% per annum, respectively (the Term Loan Facility); and
(d)
a US$700 million three-year secured revolving credit facility, bearing an interest rate equal to an applicable margin (ranging from a low of 0.20% per annum to a high of 3.25% per annum based on Enerflex's net funded debt to earnings before finance costs, income taxes, depreciation, and amortization ratio), plus the applicable reference rate associated with the currency of the borrowings (the Revolving Credit Facility).

Enerflex used the net proceeds of the Note Offering, together with the Term Loan Facility, an initial draw under the Revolving Credit Facility, and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities, pay the cash portion of the consideration for the Transaction and pay fees and expenses incurred in connection with the Transaction. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes.

The Combined Entity

Upon closing of the Transaction, all current members of the board of directors of Enerflex continued to serve as directors of Enerflex. Under the Merger Agreement, Enerflex appointed one member of the board of directors of Exterran, Mr. James C. Gouin, to serve as a director of Enerflex effective October 13, 2022, until the close of the next annual meeting of the shareholders of Enerflex or until his successor is duly elected or appointed. Following the above-noted appointment, the Enerflex Board consisted of 10 directors.

Additional Information

Additional information concerning Enerflex, Exterran, and the Transaction, including the expected effects of the Transaction on Enerflex's financial performance and financial position, may be found in Form 51-102F4 – Business Acquisition Report of Enerflex filed on November 3, 2022, under the electronic profile of Enerflex on SEDAR.

DESCRIPTION OF THE BUSINESS
Enerflex’s Business

On October 13, 2022, Enerflex and Exterran combined, creating a premier integrated global provider of energy infrastructure and energy transition solutions. With enhanced scale and capabilities, Enerflex is optimally positioned to serve customers in key natural gas, energy transition, and produced water markets, which will enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation. Exterran’s operations were very complementary to Enerflex, and the combined company will diversify operations across key growth regions where the Company already has a presence, provide offerings to a broader base of customers, and grow the recurring nature of Enerflex’s business. Additionally, Enerflex’s scale of operations and depth of technical expertise provides an advantage over competitors. Our product offerings have also been improved. Energy Infrastructure includes critical infrastructure that Enerflex owns, operates, and manages under contract to its customers’ operations. Engineered Systems is the sale of customized modular natural gas-handling and low-carbon solutions, further enhanced by Exterran’s expanded capabilities which enable deeper removal of NGLs, oil processing technology, and produced water treatment applications. After-Market Service offerings

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

include installation, commissioning, operations and maintenance, and parts sales, along with global support for all product lines.

Enerflex's Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company's capital allocation priorities and decisions, Enerflex has managed a resilient business focused on creating shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage (CCUS), electrification, renewable natural gas (RNG), and hydrogen solutions, and works closely with its customers to help facilitate global decarbonization efforts.

The Company continues to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

Headquartered in Calgary, Alberta, Canada, the Company has a long and proud history dating back to 1980 and today operates in 25 countries globally. Enerflex, its subsidiaries, interests in associates, and joint operations are located in: Canada and the United States (North America or NAM); Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, and Peru (Latin America or LATAM); and the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand (Eastern Hemisphere or EH).

Enerflex has state-of-the-art fabrication and workshop facilities in Calgary, Alberta, Canada; Houston, Texas, USA; Broken Arrow, Oklahoma, USA; Sharjah, United Arab Emirates; Brisbane, Queensland, Australia; and Singapore, delivering high-quality, standard or custom, long-life operating systems.

Enerflex is one of the leading suppliers of natural gas compression infrastructure within the USA, Canada, Latin America, and the Middle East, with a global fleet of approximately 1.9 million HP. The Company is a highly qualified service provider with industry-certified mechanics and technicians strategically situated across a network of service locations in Canada, the USA, Latin America, and the Eastern Hemisphere.

Our expert teams of globally deployable professionals, technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, construction, installation, commissioning, assets under maintenance, and service.

PRODUCT LINES
Energy Infrastructure

Enerflex's Energy Infrastructure product line includes infrastructure solutions under contract for natural gas compression, processing, produced water, and electric power equipment. Our infrastructure is deployed across Canada, the USA, Bahrain, Oman, Indonesia, Nigeria, Pakistan, Argentina, Bolivia, Brazil,

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Colombia, Mexico, and Peru, and provides comprehensive contract operations services to customers in each of those regions. Our Energy Infrastructure product line provides customers with trained personnel, equipment, tools, materials, and supplies to meet their natural gas compression, processing, produced water, and power generation needs, as well as designing, sourcing, installing, operating, servicing, repairing, and maintaining equipment owned by the Company necessary to provide these services. Customers range from independent producers and regionally significant players to some of the world's largest producers, including national oil companies.

When the Company enters into an Energy Infrastructure arrangement with a customer, the initial term of the commitment generally ranges between one to five years, however, in some cases, initial terms or extensions to initial terms can result in arrangements of greater than 10 years. These contracts typically require Enerflex to provide all the engineering, design, and installation services to bring the equipment online, and these arrangements require Enerflex to make a significant investment in equipment, facilities, and related installation costs. Customers generally are required to pay a monthly service fee even during periods of limited or disrupted crude oil or natural gas flows, which enhances the stability and predictability of the Company’s cash flows. Additionally, the Company does not have direct exposure to the fluctuations in commodity prices since Enerflex provides an up-time guarantee and does not take title to the crude oil or natural gas being compressed, processed, or treated.

The demand for Enerflex's products and services is driven by domestic production of natural gas and crude oil, where compression is typically required to move produced volumes from the wellhead and through gathering systems. In addition, contract compression can also improve performance in maturing fields.

Enerflex also leverages its extensive expertise in engineering, designing, manufacturing, constructing, operating, and maintaining natural gas compression and processing infrastructure solutions on a Build-Own-Operate-Maintain (BOOM) basis. Enerflex’s BOOM project model provides customers with an operational partnership that mitigates risk while keeping objectives aligned. Through this model, Enerflex handles all phases of a project, including the up-front cost of, and responsibility for, construction and commissioning, ensuring quality, safety, and reliability are consistent through the project life. Customers then pay a monthly fee to benefit from world-class facilities, without the challenges typically posed by ownership, operations, and maintenance. Enerflex’s success with BOOM projects stems from its collaborative approach to delivering reliable solutions with reduced risk for its customers.

Engineered Systems

Engineered Systems means the sale of modular natural gas-handling and low-carbon solutions that are engineered, designed, fabricated, and assembled by the Company. Products include applications for: gas processing, including cryogenic solutions; gas compression systems; energy transition solutions for CCUS, RNG and hydrogen; produced water handling and treatment; and electric power generation solutions. Enerflex can combine one or more product offerings into an integrated solution, including civil works, piping and structural fabrication, electrical, instrumentation, controls, and automation, as well as installation and commissioning. Enerflex’s integrated turnkey (ITK) offering allows customers to simplify their supply chain, eliminate interface risk, and reduce the concept-to-commissioning cycle time of major projects.

Processing

Enerflex engineers, designs, fabricates, constructs, commissions, operates, and services crude oil and natural gas processing equipment. Complete crude oil and natural gas processing modules are designed

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

and fabricated at Enerflex’s manufacturing facilities. Modular fabrication facilitates delivery to a global market from these facilities. Enerflex also provides supervision and project management services across the world with respect to the installation, commissioning, and start-up of such products and facilities. Process applications include dehydration, NGLs recovery, refrigeration, cryogenic processing, condensate stabilization, dew point control, and amine sweetening.

Processing prepares natural gas for transportation by pipeline for end-use consumption. Substantially all newly produced natural gas requires the removal of water, CO2, and other impurities. Gas containing NGLs (ethane, propane, butane, and condensate) typically requires more complex processing. The North American producing sector's increased focus on liquids-rich gas opportunities has generated new demand for processing facilities, including cryogenic processing facilities, which is manufactured in the Company’s Broken Arrow, Oklahoma, USA facility. As part of the recent acquisition of Exterran, Enerflex has expanded its processing portfolio to offer top-tier cryogenic solutions, continuing Exterran’s legacy of excellence. Enerflex’s Broken Arrow facility remains the specialized shop for our industry-known, best-in-class, cryogenic solutions.

Compression

Enerflex is a leading supplier of natural gas compression packages, which are powered by natural gas-fuelled engines or electric motors. These natural gas compression packages typically consist of reciprocating or screw compressors, cooling fans, piping, and instrumentation and controls. Applications include natural gas gathering and compression, gas lift compression, inlet and residue compression in processing facilities, compression for natural gas storage, and pipeline compression. Enerflex offers compression packages from 20 HP to 10,000-plus HP, ranging from low-specification field compressors to high-specification process compressors for onshore and offshore applications.

Enerflex also provides re-engineering and refurbishment of existing compression equipment at customer field locations, as well as in its own global facilities.

Enerflex serves a global customer base across all major natural gas basins. Customers are diverse, including small independent producers, majors, national oil companies, and midstream and third-party processing providers.

Energy Transition Solutions

Building on the Company’s strong foundation of technical excellence in modular solutions, Enerflex has expanded its core competencies to support the industry’s decarbonization goals. Since the early 1980s, Enerflex has engineered, designed, fabricated, and constructed energy transition solutions, including projects related to CCUS, RNG, electrification, and hydrogen.

To date, Enerflex has completed over 150 CCUS projects globally, with a total combined capacity of approximately five million tonnes of CO2 per annum. CCUS is a key avenue to achieve deep decarbonization, and technology is rapidly advancing. However, even with an optimistic market outlook and being inherently aligned within Enerflex’s capabilities, project feasibility in CCUS will be the highest in areas where long-term carbon tax credits and other incentives exist.

Bioenergy is a form of renewable energy that is derived from organic materials known as biomass. Enerflex has successfully implemented many bioenergy solutions, from landfill gas to biogas, wastewater, and wood gas, and will continue to focus attention on these growing areas.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

There are many developments geared towards unlocking new markets for hydrogen, including steel manufacturing, clean ammonia, and heavy-duty trucks. Hydrogen is seen as another key avenue to achieve net-zero targets and decarbonization. Compression solutions are required across the hydrogen value chain and Enerflex brings global knowledge of this solution, having installed over 200,000 HP in its history.

In addition, Enerflex is active in the e-compression space, having packaged over 3 million HP of electric drive compression, and completed a multitude of retrofits. This space consists of a growing list of customers who are looking to decarbonize their facilities with low-carbon new builds and includes Enerflex’s own growing Electric Motor Drive fleet.

Produced Water Solutions

With its experienced water treatment team, Enerflex effectively handles and treats produced water ranging in volumes from approximately 158 m3 to 160,000 m3 of water per day. Our expertise extends from lab-scale testing and research and development to providing complete BOOM solutions, allowing the Company to support its partners through every project phase. By working together and utilizing patented technologies, the team has treated over seven billion barrels of produced water to date.

Enerflex is differentiated through technology innovation, simplified processes and facility design, and deep understanding of its clients’ produced water challenges. The team continuously innovates to optimize the water treatment process so it can be reused or injected back into the ground in a sustainable manner. Enerflex’s technologies elevate industry standard methods by reducing environmental footprints, lowering operating costs, increasing production, and optimizing operations. The Company has experience treating difficult fluids, including heavy oils, emulsions, high viscosities, polymer water, and shale play applications, and its focus on building sustainable facilities make it a leader in the industry.

Electric Power

The Company provides electric power solutions and after-market services required for on-going life cycle support of this equipment. Enerflex's typical power generation units range from 20 kW to 50 MW. The Company provides field construction, installation, and commissioning for an integrated electric power solution, taking advantage of Enerflex's reputation in gas-fuelled engines and its skills in modular engineering, fabrication, and after-market support. Enerflex's electric power solutions cover the oil and gas, industrial, institutional, greenhouse, data centres, mining, renewables, and agriculture sectors across the world. Customers range from pulp and paper mills, landfill sites, hospitals, city facilities, beverage facilities, greenhouses, utilities and power companies, and a range of oil and gas producers.

After-Market Services

Enerflex's After-Market Services product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to its global customers. The product line operates through an extensive network of branch offices and generally provides its services at the customer's wellsite location using trained technicians and mechanics. Enerflex’s after-market service and support business includes distribution and remanufacturing facilities, with significant presence situated in active natural gas producing areas, hundreds of service vehicles and skilled mechanics, and a sizable inventory of original equipment manufacturer (OEM) parts from key manufacturers.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Enerflex services a large base of natural gas compression and storage facilities installed in North America, Latin America, and Eastern Hemisphere. In addition, Enerflex provides contract operations and maintenance for large natural gas facilities in the Middle East, Latin America, and other markets.

Enerflex's customers range from independent producers, regionally significant players, and some of the world's largest producers to midstream companies who service these oil and gas explorers and producers. Maintenance contracts are managed by a team of dedicated engineers and planners using remote monitoring and on-site specialist personnel to carry out the work required.

Geographic Markets

During the fourth quarter of 2022, the Company re-assessed its operating and business segments. Prior to this assessment, the Company’s operating and business segments were one and the same, with those segments being Canada, USA, and Rest of World. With the completion of the Transaction, management noted a change in how the Chief Operating Decision Maker views the organization. On this basis, four operating segments have been identified with no change in the Canada and USA segments, while Rest of World has been bifurcated into Latin America and Eastern Hemisphere. For external reporting purposes, Enerflex’s reportable segments are as follows:

➣
North America – comprised of operations in Canada and the USA.
➣
Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru.
➣
Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe, and Asia Pacific.
North America

In North America, Enerflex provides natural gas solutions to support the development of upstream resources and the midstream infrastructure required to meet local demand. Enerflex benefits from a growing LNG export industry in the USA and anticipates that a future LNG export industry in Canada will provide additional opportunities for the Company.

➣
Energy Infrastructure: Enerflex profitably invests in the organic expansion of its contract compression fleet of low- to high-horsepower packages by engineering, designing, fabricating, and providing solutions to customers on a contracted basis. These compressor packages are typically used in wellhead, gas-lift, and natural gas gathering systems, and other applications.
➣
Engineered Systems: Enerflex engineers, designs, fabricates, and sells modularized natural gas-handling and low-carbon applications, including processing, compression, electric power, and carbon capture solutions.
➣
After-Market Services: Enerflex provides mechanical services and parts to a large installed base of critical natural gas equipment across key resource plays in the USA and Canada. The Company looks to secure long-term service and maintenance contracts with customers.
Latin America

In Latin America, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership. With locations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, and

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Peru, the Company deploys products typically fabricated in the Houston, Texas, USA manufacturing facility.

➣
Energy Infrastructure: Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company’s ongoing strategy to grow the recurring nature of its business. These BOOM facilities can be treated as either operating or finance leases.
➣
Engineered Systems: Enerflex engineers and designs compression, processing, and electric power solutions, which may require construction and installation support at site.
➣
After-Market Services: Leveraging its large Energy Infrastructure and Engineered Systems footprint, Enerflex focuses on after-market services, parts, operations, maintenance, and overhaul services.
Eastern Hemisphere

Across the Eastern Hemisphere region, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership. Through its operations in the United Kingdom, the Netherlands, the UAE, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand, Enerflex provides engineering, design, manufacturing, and construction services for its energy infrastructure and energy transition offerings.

➣
Energy Infrastructure: Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company's ongoing strategy to grow the recurring nature of its business. Projects cover compression, processing, and produced water solutions.
➣
Engineered Systems: Enerflex engineers, designs, and manufactures compression, processing, and electric power solutions, which may require construction and installation support at site.
➣
After-Market Services: Leveraging its large Energy Infrastructure and Engineered Systems footprint to grow its after-market service capabilities.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Segmented Revenue Details

Enerflex's 2022 and 2021 revenue, by business segment and by product line, is set forth in the following table:

$ Thousands (unaudited) as at December 31	2022 Revenue $000	% Split	2021 Revenue(1) $000%
Business Segment
North America	1,210,107	68	650,599	68
Latin America	221,194	12	106,065	11
Eastern Hemisphere	346,497	20	203,492	21
Total	$1,777,798	100%	$960,156	100%

Product Line
Energy Infrastructure	381,087	21	278,653	29
After-Market Services	443,660	25	327,376	34
Engineered Systems	953,051	54	354,127	37
Total	$1,777,798	100%	$960,156	100%

Product Line	2022 Revenue $000		2021 Revenue $000
Energy Infrastructure
North America	141,900	37	103,096	37
Latin America	129,723	34	66,069	24
Eastern Hemisphere	109,464	29	109,488	39
	$381,087	100%	$278,653	100%
After-Market Services
North America	298,333	67	215,876	66
Latin America	38,057	9	24,158	7
Eastern Hemisphere	107,270	24	87,342	27
	$443,660	100%	$327,376	100%
Engineered Systems
North America	769,874	81	331,627	94
Latin America	53,414	6	15,838	4
Eastern Hemisphere	129,763	13	6,662	2
	$953,051	100%	$354,127	100%
Total	$1,777,798	100%	$960,156	100%
(1) The amounts for 2021 have been reclassified into the Company’s new business segments.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Enerflex Facilities

Enerflex has over 90 locations globally. The Company has 15 locations in Canada, 10 of which are in Alberta, including the head office and a manufacturing facility in Calgary, Alberta, primarily serving the Canadian market. Additionally, the Produced Water office and lab is located in Calgary, Alberta. Enerflex has 27 locations throughout the USA, including the Company’s manufacturing facility located in Houston, Texas, serving the USA and international markets and another facility in Broken Arrow, Oklahoma serving the cryogenic market. In Latin America, Enerflex has 22 locations covering Argentina, Brazil, Bolivia, Colombia, Ecuador, Mexico, and Peru. In Asia Pacific, Enerflex has 13 locations including a facility in Brisbane, Australia that is devoted to retrofit, services, and overhaul activities, and a facility in Singapore. There are 18 locations throughout the Middle East and Africa, and one location in Europe. See “Description of the Business – Geographic Markets” for further details.

Enerflex’s Customer

The Enerflex customer base consists primarily of companies engaged in all aspects of the oil and natural gas industry, including small to large independent producers, integrated oil and natural gas companies, midstream and petrochemical companies, power generation companies, users of natural gas-fired electric power, and carbon capture players. For the year ended December 31, 2022, the Company had no individual customer that accounted for more than 10 per cent of its revenue.

Competitive Conditions

The demand for Enerflex's products and services are influenced by several factors that impact its customers, including: the price of and demand for crude oil and natural gas; demand for associated infrastructure; transportation availability and costs; access to qualified personnel; the availability and pricing of materials and component parts; the availability and access to capital; regional and global politics and relations; regional and global economic conditions; local, national, and international laws and regulations including taxation, royalty frameworks, and environmental laws and regulations and the introduction of new laws and regulations to which Enerflex and its customers are subject to; and commodity price speculation in the investment markets. As a result, Enerflex's customers are constantly assessing ways to reduce the costs associated with their operations. To accommodate customer needs and demand for Enerflex's products and services, Enerflex regularly reviews its business strategy and product offerings in light of the markets in which it operates.

Competitive Issues in the Oil and Natural Gas Service Industry

The availability of major components used in the fabrication of Enerflex's products and access to skilled personnel to meet the technical and trade requirements for designing and assembling these products are under increasing pressure on a worldwide basis. Supply chain and supply chain issues have been exacerbated recently with, among other things, the relaxation of certain COVID-19-related measures and the Russian invasion of Ukraine. The Company’s global footprint assists Enerflex in managing these issues by broadening the markets in which personnel can be accessed and allowing the Company to manage its inventory levels on a larger scale, thereby improving its supply chain and supply chain security. In addition to the various business risk factors outlined in the section of this AIF entitled “Risk Factors” below, investors should be aware of the following competitive issues in the North America, Latin America, and Eastern Hemisphere segments.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

North America

There are several global competitors in the compression and processing fabrication business, and a number of smaller regional competitors. Larger companies compete across more regions while offering many products and services that compete with Enerflex, whereas typically smaller companies are able to focus their resources on one competitive offering for a specific region. To be successful, Enerflex must compete based on product quality and variety, strong customer and supplier relationships, and exceptional service, all while remaining price competitive.

For Engineered Systems, Enerflex’s management believes that the USA market will continue to provide Enerflex with opportunities to expand its business through the supply of compression, processing, low-carbon, electric power, and integrated turnkey solutions, from its Houston, Texas, USA fabrication facility. Enerflex is able to effectively leverage this capability to serve the Latin America and Eastern Hemisphere regions and Energy Transition Infrastructure project opportunities, achieving synergies through vertical integration.

Similar to the Engineered Systems business, the Energy Infrastructure market in the USA is highly competitive. Competitors may adapt more quickly to changes within the industry and changes in economic conditions as a whole and adopt more aggressive pricing policies. By continuing to offer customers competitively priced and readily available equipment, availability guarantees, exceptional customer service, and flexibility in meeting customers needs, the Company expects to continue to grow its market share in the US Energy Infrastructure business.

In Canada, the Company has developed expertise in electric power solutions. This expertise has been leveraged to secure natural gas-fired power generation opportunities in the oil and gas industry, as well as a multitude of non-related industries, such as greenhouses, malting applications, and landfill gas-to-power where Enerflex has the ability and strong track record to reconfigure or retrofit, replace, or upgrade natural gas-fired engines, electric motors, and compression equipment to reduce emissions and optimize performance. In addition, although there are several competitors for after-market services in the Canadian market, Enerflex is a market leader with an extensive branch network to maintain proximity to customer locations. Furthermore, the Company drives recurring revenue through an increased focus on long-term service agreements for compression, processing, and electric power solutions.

Latin America

In Latin America, the development and buildout of natural gas infrastructure in key gas producing markets such as Argentina, Bolivia, Brazil, Colombia, and Mexico, provide opportunities for Enerflex to expand all product offerings. The Company believes that Latin America will continue to offer opportunities to expand as customers look to grow natural gas production for domestic consumption. Enerflex sees demand for projects related to gas treatment and processing, compression, and electric power generation, as well as potential for gas storage and export capabilities.

Eastern Hemisphere

In the Eastern Hemisphere, Enerflex generally faces the same competitors as in North America. Many significant North American compression and processing equipment fabricators pursue international opportunities. Enerflex has increased the size and scope of the Company’s international business, particularly in the Middle East, by leveraging its Engineered Systems products, either as standalone projects or ITK or BOOM projects with associated operations and maintenance contracts. The Company further expanded its operations in the Eastern Hemisphere market through the acquisition of Exterran,

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

including in the produced water business. See “Product Lines – Engineered Systems – Produced Water Solutions”. Enerflex anticipates growth in the MEA market, with opportunities in Energy Infrastructure, Engineered Systems, ITK, and BOOM projects, as well as after-market service opportunities. With the acquisition of Exterran, Enerflex remains well positioned to offer Energy Infrastructure solutions, equipment and facility sales, and after-market services, including operations and maintenance contracts, through its branch network covering the region.

In Asia Pacific, Enerflex is well-positioned to service and maintain the compression equipment installed in the region and to capitalize on the expanding natural gas infrastructure and power generation needs of the region.

Intangible Properties

Internally developed product designs, specifications, fabrication processes and techniques, and customer relationships are of significant value to Enerflex. These intangible assets combine to form the intrinsic value associated with the various products and brand names employed by Enerflex. The effectiveness of Enerflex's business and, indirectly, the brand and product names, are reflected in the revenues and gross margin attained in the corresponding business units.

Cycles and Seasonality

While demand for Enerflex's products and services is largely a function of the supply, demand, and the price of natural gas and other commodities, other factors may affect the business, either positively or negatively. Energy prices generally affect Enerflex, as most customers generate cash flow from the production and sale of crude oil and natural gas. Natural gas prices are determined by supply, demand, and government regulations relating to natural gas production and processing. The market for capital goods used by natural gas producers is cyclical and, at times, highly volatile. Enerflex is structured to be profitable in both high and low periods of the energy cycle due to the recurring nature of its business, product breadth, international diversification, and flexible workforce. See “Risk Factors – Seasonal Factors and Demand”.

The energy service sector in Canada and in northern USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, Enerflex’s Engineered Systems product line has experienced higher revenues in the fourth quarter of each year while Energy Infrastructure and After-Market Services product line revenues tend to be stable throughout the year. Energy Infrastructure revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The southern USA, Eastern Hemispheres, and Latin America segments are not significantly impacted by seasonal variations. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. As Enerflex has increased its international presence, the overall impact of seasonal revenue variations has been reduced.

Economic Dependence

For the year ended December 31, 2022, the Company had no individual customers which accounted for more than 10 per cent of its revenue. Enerflex is committed to building strong relationships with suppliers and recognizes that success is achieved by fostering trust and respect between the parties. Enerflex has

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

developed an effective, competitive bidding process to provide opportunities for all new and existing suppliers. Enerflex is not substantially dependent on any single supplier.

Changes to Contracts

There is no aspect of the Company's business reasonably expected to be materially affected by renegotiation or termination of contracts or sub-contracts.

Social and Safety Policies

Enerflex is committed to conducting its business activities in a manner that is socially responsible and safeguards the health, safety, and wellbeing of its employees and the communities in which it operates.

Communities

Enerflex works to enhance the lives of its employees and the communities in which it operates, including by partnering with organizations that build and strengthen communities. Enerflex contributes directly to many social causes and supports charitable activities by encouraging employees to volunteer their time and talent. Enerflex is actively involved in supporting neighbouring businesses and non-profits such as Kids Cancer Care, as well as local food bank, blood, diabetes, and heart services agencies.

Safety

Since Enerflex’s inception, safety has been a fundamental value and is engrained into its culture. The Company’s goal of achieving and maintaining HSE performance excellence is supported by critical policies and systems designed to systemically drive improvement and protect both the Company and its people. Enerflex continues to enhance its occupational health and wellness programs, inspection and incident investigation procedures, environmental management, as well as implementing other initiatives intended to reinforce Enerflex’s safety culture. The Company performs annual internal safety system audits, as well as periodic comprehensive third-party external audits, ensuring each location meets or exceeds industry standards and the Company’s HSE requirements. Furthermore, to strengthen its coordinated approach to HSE, senior leadership and on-the-ground HSE teams are engaged to infuse the Company’s safety practices throughout its operations and facilities.

Of particular significance, in 2022, the Company achieved a total recordable incident rate (TRIR) of 0.46. This is the lowest annual TRIR that the Company has achieved in more than a decade. The Company has implemented HSE programs and processes across all regions and is committed to ensuring that employees have the required training, equipment, and resources to do their jobs effectively and safely, including by empowering all employees with “stop work” authority to stop any job that appears unsafe without fear of reprimand.

Enerflex has HSE coordinators in each of the Company’s regions, reporting directly to their regional HSE Manager, who reports into the applicable regional President. Regional HSE leaders meet monthly with the Company's Senior Vice President, General Counsel to discuss regional and Enterprise-wide HSE initiatives and developments. On a monthly basis, the EMT reviews the Company’s HSE performance, and on a quarterly basis, HSE matters, and performance are reported to the Board of Directors, both directly and through the HRC Committee.

The Company’s HSE policies outline Enerflex’s values and expectations with respect to HSE matters and are reviewed annually by HSE leadership and senior management and updated as applicable. The HSE

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

policies govern how Enerflex will manage its operations to protect the health and safety of its employees, contractors, visitors, the public, and the environment, while complying with or exceeding all applicable laws, regulations, industry, and internal standards, and stakeholder expectations. Enerflex’s enduring HSE goal is no harm to people, no damage to the environment, and effective control of all identifiable risks.

Catastrophic Risk Mitigation

Enerflex implements quality management systems at its manufacturing facilities to reduce the probability that its equipment may be involved in catastrophic events that could impact human health, local communities and/or the environment. These quality management systems are certified to ASME Section VIII to ensure that Enerflex produces safe, operable equipment and packages in accordance with the governing standards and customer specifications. At the Company's manufacturing facilities, all welders and weld procedures are certified to the requirements of ASME Section IX. Process pipe is designed and fabricated to ASME B31.3, pressure vessels are designed and fabricated to ASME Section VIII, and both process piping and pressure vessels undergo non-destructive testing as well as pressure testing. Numerous quality checks of critical items are conducted and documented during the fabrication, assembly, coating, and shipping of Enerflex equipment.

For ITK and BOOM projects requiring installation in the field, Enerflex designs and installs safety systems in adherence with customer requirements and the proper design codes applicable in the jurisdiction. These safety systems can include but are not limited to: safety switches, fire detection systems, gas detection, safety relief valves, gas monitoring, remote monitoring, emergency shut-down switches to major units (i.e., compression) and plant-wide, flare systems with inlet flame arrestors, safety fencing around critical components, and containment for spillage prevention. All such safety systems undergo routine maintenance as specified by operational guidelines to ensure proper functioning at all times.

Every Enerflex location has a local emergency response plan, including evacuation plans, muster stations, and medical response contingency. These plans are reviewed periodically and updated as required. Ultimately, the Company’s strong safety culture enables its people to effectively minimize, detect, and respond to health and safety incidents.

Code of Conduct

Enerflex strives to maintain a culture of integrity, ethical business conduct, transparency, and compliance. As part of these efforts, Enerflex maintains a written Business Code of Conduct (the Code), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code provides guidance on areas such as conflicts of interest, outside employment, outside directorships, non-profit and professional associations, entertainment, gifts and favours, corporate property, anti-corruption, competition and anti-trust legislation, communication devices and related matters, proprietary and confidential information, corporate communications, insider trading, HSE, human rights and respectful workplace, business and accounting practices, corporate donations, and political participation. The Code is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. Most recently, the Code was updated in 2021 to enhance the importance of ensuring compliance with applicable sanctions and trade controls laws, as well as the Company's Respectful Workplace Policy. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code. Orientation sessions for new employees include training in respect of the Code. In accordance with the compliance provisions and the Company’s training initiatives, directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code. Company-wide certification occurs at least every 24 months,

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

most recently in the fall of 2022, for existing Enerflex employees, and the winter of 2022 / 2023, for legacy Exterran employees. The Code has been translated into Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai to ensure that employees can read and understand the provisions of the Code in their native language.

Whistleblower and Compliance Hotline

Enerflex’s Whistleblower and Compliance Hotline supports the Company’s commitment to financial and accounting integrity and ethical business conduct, and outlines the procedures for employees and others to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behaviour impacting Enerflex, including, without limitation, breaches of the Code (including violations relating to harassment or workplace violence), criminal activity, violations of Enerflex policies or applicable securities laws, actions that endanger health or safety or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing. All reports submitted to the hotline are investigated and reported to the Audit Committee or HRC Committee of the Board, as applicable. To ensure all employees are aware of the hotline, Enerflex distributes information relating to the hotline in all its operating areas and translates the hotline information as needed in each region.

Compliance Program and Anti-corruption Policy

In 2020, Enerflex undertook a fulsome review of its anti-bribery, sanctions, and export compliance programs to identify opportunities for enhancement and to ensure we remain current with changes in regulations, the business environment and the demands and expectations of our diverse stakeholders. Members of the EMT regularly consider compliance matters and the Senior Vice President, General Counsel reports quarterly to the Audit Committee regarding Enerflex’s overall compliance program and improvement programs and projects.

As part of Enerflex's compliance program, the Anti-bribery and Anti-corruption Policy reiterates Enerflex’s commitment to operate in accordance with Canada’s Corruption of Foreign Public Officials Act, the USA’s Foreign Corrupt Practices Act, and all other anti-bribery and anti-corruption laws that may be applicable to Enerflex’s global operations. In addition to requiring that Enerflex maintain accurate books and records, the policy prohibits each director, officer, and employee of Enerflex and its subsidiaries (as well as third parties who act on their behalf) from offering, paying, promising, or authorizing anything of value for improper purposes. To ensure that all Enerflex employees and representatives are familiar with its provisions, the policy is available in Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai. The Senior Vice President, General Counsel oversees compliance with the Anti-bribery and Anti-corruption Policy, with ultimate oversight by the Chief Executive Officer of Enerflex.

To further mitigate the risk of unlawful activities, Enerflex's Legal department regularly monitors developments in, and enforcement of, anti-bribery, sanctions, and export laws and evaluates applicable policies and practices to ensure continual compliance and improvement. Management ensures employee understanding of prohibited conduct by way of the Code certification process and periodic compliance training for persons performing senior management roles or who have direct contact with Enerflex’s customers, suppliers, and/or government officials. Employees are encouraged to report suspected violations of applicable laws or Enerflex policies (including the Anti-bribery and Anti-corruption Policy) directly to a member of Enerflex’s Legal group or to the Enerflex Whistleblower and Compliance Hotline.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Modern Slavery Policy

As part of Enerflex’s wider commitment to promoting ethical business and employee welfare, Enerflex strives to ensure that modern slavery is not taking place in our supply chains and business operations. In 2021, Enerflex adopted a Modern Slavery Policy which confirmed our commitment to not knowingly engage in modern slavery (being any form of exploitation, such as human trafficking, forced, involuntary or child labor, unlawful recruitment, human trafficking, or any slavery-like practices including debt-bondage and servitude). Respect for human rights is consistent with our values and drives the way we work.

Conflicts of Interest

In addition to the statutory obligations of directors to address conflict of interest matters, Enerflex has established processes to assist in managing any potential conflicts of interest that may arise. Prior to commencing Board and Committee meetings, the agenda is reviewed for conflicts. In addition, the Code certifications completed by directors, officers, employees, and independent contractors include disclosures of potential conflicts. Any concerns are brought to the attention of the Human Resources department, the Legal department, and, if necessary, the Chief Executive Officer, the appropriate Committee, and/or the Chair of the Board. In 2022, potential conflicts of interest involving employees that were brought to the Company's attention were reviewed and appropriately addressed in accordance with established procedures.

Insider Trading

Enerflex’s Insider Trading Policy covers topics such as insider trading prohibitions, blackout periods, tipping, insider reporting, and general trading restrictions. The Insider Trading Policy outlines the regular blackout periods (in advance of the release of quarterly and annual financial results) when trading is not allowed, as well as the timing of trading windows. Enerflex insiders and individuals that have access to material undisclosed information are notified by email of each applicable blackout period and trading window. The management Disclosure Committee and the NCG Committee also receive regular reports of insider trading activities at their respective meetings. At each meeting, the management Disclosure Committee also reviews disclosures to analysts and investors to ensure that no selective disclosure has occurred.

Cybersecurity

Cybersecurity is a formal component of Enerflex’s overall enterprise risk management (ERM) framework. Our global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the information technology general controls.

Enerflex has an in-house cybersecurity team and partners with multiple third parties who provide 24 hours per day / seven days per week services to monitor, detect, analyze, and respond to cyber threats and assess their likelihood and impact on business operations, infrastructure, and personnel. Pursuant to the global cybersecurity program, Enerflex enforces multi-factor authentication to access systems, has a third party perform annual penetration tests against its systems, regularly reviews systems and applications updates and implements as appropriate, and conducts annual tabletop exercises including with our EMT to review and assess the response plan for multiple threat scenarios.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Training and culture are key aspects of the global cybersecurity program, and Enerflex works to promote a culture that understands the critical importance of data security and privacy, areas of vulnerability, and how to remain vigilant when handling data, including in the following ways: Enerflex’s security incident response policy and procedures are available to all employees; Enerflex conducts monthly simulated phishing campaigns; all employees with network access complete mandatory information security training courses, which are refreshed annually; all new employees must complete online security training within two weeks of hire; executives and key employees in high-risk job functions are offered enhanced information security training; and Enerflex has implemented a cybersecurity performance management plan, which enforces performance management actions when employees click on real or simulated phishing links.

Privacy

The global Employee Privacy Policy outlines Enerflex’s commitment to maintaining the accuracy, confidentiality, and security of employee personal information. In accordance with Enerflex’s training initiatives, Enerflex executive officers and all Enerflex managers are required to complete a mandatory review of the policy at least biennially. In 2022, all managers throughout Enerflex, along with all employees in the Human Resources, Legal, Health and Safety, Finance, and Information Technology departments reviewed and acknowledged their intent to comply with this policy. The Employee Privacy Policy has been translated into Arabic, English, French, Indonesian, Portuguese, and Spanish to ensure that Enerflex employees can read and understand its provisions in their native language. Privacy concerns may be brought to the attention of the Enerflex Privacy Officer and Legal department.

Conflict Minerals Reporting

As a result of the acquisition of Exterran and the contemporaneous listing of the Enerflex Common Shares on the NYSE, Enerflex is subject to certain provisions of the Dodd-Frank Act which require, among other things, companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by such companies. Under the provisions of the Dodd-Frank Act, the minerals include tantalum, tin, gold, or tungsten.

As part of our business, we manufacture products for which tantalum, tin, gold, and/or tungsten are necessary to the functionality or production of our products. Accordingly, in compliance with applicable rules, Enerflex prepares and files a Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as an exhibit thereto.

Employees

Enerflex had approximately 4,900 active employees worldwide as at December 31, 2022.

Engineered Systems Backlog

The following table sets forth the Engineered Systems backlog by business segment:

$ Thousands (unaudited) as at December 31	2022	2021(1)
North America	1,074,151	377,894
Latin America	52,825	24,221
Eastern Hemisphere	378,894	155,434
Total Engineered Systems Backlog	$ 1,505,870	$ 557,549

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

(2) The amounts for 2021 have been reclassified into the Company’s new business segments.

In addition to meeting the fluctuating demand for products and services, it has been necessary for Enerflex to maintain its competitive position and market share. Enerflex believes it will be successful at increasing its market share by providing quality products and service, negotiating fair prices for its products and services, expanding the global reach of its solutions, developing and maintaining relationships with key customers and suppliers, maintaining the skill levels of its employees, and monitoring and adjusting to the practices of competitors. The ability to meet these competitive pressures within a reasonable cost structure will continue to be key to Enerflex's future success.

ENVIRONMENT, SOCIAL AND GOVERNANCE STANDARDS

Emissions

Enerflex works to meet or exceed industry guidelines, as well as national, regional, and local laws, regulations, and protocols regarding environmental protection in all operating areas. Control of environmental hazards is a continuous priority across Enerflex’s operations. The Company designs, manufactures, and operates its facilities and assets, and performs its services, in compliance with applicable federal, provincial, state, local, and foreign requirements relating to the protection of the environment, including the regulation of GHG emissions. To the extent more stringent regulations are enacted, Enerflex intends to continue to address them in a proactive manner. Enerflex monitors regulatory trends to understand how potential changes could affect its business and operations. See also “Risk Factors – Compliance with HSE Regulations.”

Chemicals Management

While Enerflex does not produce or supply chemicals, its manufacturing operations utilize workshop chemicals commonly used in standard welding and paint shop activities. Such chemicals are handled and stored within controlled environments according to the manufacturers' Hazard Communication (HAZCOM) guidance and applicable regulations, with permits or permit exemptions in place where required. Enerflex’s offsite construction activities may also utilize chemicals such as welding fuels, which are handled, stored, and transported according to the manufacturers' HAZCOM guidance and applicable local regulations. All such chemicals are consumed during use. Enerflex's activities do not produce hazardous waste for disposal.

GHG Emissions

There is a trend in recent periods towards greater regulation of GHG emissions, including mandatory GHG reporting and, in some jurisdictions, emissions-limiting initiatives. Enerflex does not currently exceed the applicable thresholds for mandatory emissions reporting or reduction initiatives in its jurisdictions of operations. The Company’s internal ESG commitments include voluntary reporting on its GHG emissions.

GHG Emissions(1)	2022	2021	SASB CODE
Gross global direct Scope 1 emissions (tCO2e)	18,700	14,100	EM-MD-110a.1
Global direct Scope 1 emissions (by business segment) (tCO2e)
➣ Energy Infrastructure	9,600	7,700	N/A
➣ After-market Service	8,500	6,300	N/A

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

➣ Engineered Systems	570	140	N/A
Percentage methane (CH₄)	<1%	<1%	EM-MD-110a.1
Gross global indirect Scope 2 emissions (tCO2e)	12,000	9,500	N/A
Combined gross global Scope 1 and 2 emissions (tCO2e)	30,700	23,600	N/A
Scope 1 and 2 emissions intensity per revenue generated (tCO2e/$ millions)	17.3	24.6	N/A
Global Scope 3 emissions from Energy Infrastructure	3,145,000	2,170,000	N/A

Note:

(3)
Enerflex has defined Scope 1, 2, and 3 GHG emissions according to the methodology contained in the GHG Protocol (March 2004). Scope 1 emissions include all emissions from sources owned or controlled by Enerflex, using the operational control consolidation approach under the GHG Protocol. Scope 2 emissions include all indirect emissions resulting from the generation of purchased electricity consumed by Enerflex. Enerflex has calculated Scope 1 and 2 emissions using the industry-specific calculation methodology set forth in the API Compendium (August 2009), including only CO₂, butane and nitrous oxide. Emissions of the other Kyoto Protocol gases have been deemed immaterial.

For additional information, please see the ESG section of the Enerflex website at www.enerflex.com.

The Company is unable to predict with certainty the impact of new climate change and emissions reduction legislation and regulatory initiatives on the Company and its equipment or operations, or its customers’ operations, and it is possible that such laws or regulations would have a material adverse effect on the Company’s business, financial conditions, results of operation and cash flows. See “Risk Factors – Climate Change Risks”.

Climate-Related Opportunities

Enerflex’s efforts to identify, assess, and manage climate-related risks also creates opportunities. The Company has long been committed to helping reduce the global emission footprint by focussing on the cleanest hydrocarbon and providing safe natural gas solutions to its customers. The world currently relies on hydrocarbons to reliably meet energy needs, but Enerflex recognizes and expects that future energy demand will continue to be met in part by a growing proportion of renewable energy sources. While continuing to deliver natural gas solutions, the Company pursues and will continue to pursue opportunities that benefit the global effort to address climate change, including:

➣
exploring new Energy Transition solutions, including for carbon capture utilization and sequestration, renewable natural gas, electrification, and hydrogen;
➣
identifying economic energy and emissions-reduction opportunities in its operations; and
➣
identifying energy efficient procurement opportunities.

The Company has made it its responsibility to understand the environmental impact of its operations and work towards minimizing its footprint. Beyond recycling and other waste management initiatives at corporate, manufacturing, and field locations, Enerflex's Canadian and USA manufacturing facilities use low VOC paint and VOC free thinner, and, in 2021, the Company implemented an enterprise-wide policy to limit standby running for vehicles and operating equipment. The Company has also reduced its usage of freshwater by mandating the use of recycled water for pressure testing vessels and pressure washing at its USA manufacturing facility and one of its contract compression facilities and using collected rainwater for pressure washing certain compressor packages in Colombia. The Company also has an Environmental Assessment Committee responsible for identifying opportunities to enhance environmental performance across Enerflex’s facilities and fleet, and to quantify the Company's global

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

GHG emissions inventory. This internal committee is also focussed on expanding collaboration across the organization and operations to identify and evaluate key environmental risks and opportunities for the business and helping develop ESG disclosures to be responsive to stakeholder expectations. Throughout 2021 and continuing into 2022, climate-related risks and opportunities were integrated into Enerflex’s strategic planning and investment decisions. In early 2021, the Board appointed a Chief Energy Transition Officer, responsible for progressing the Company’s Energy Transition strategy and identifying, evaluating, and driving low-carbon energy solutions. See “Directors and Officers – Executive Officers”.

Enterprise Risk Management

The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Management’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks (including ESG and climate-related risks), assigning each principal risk to a member of the EMT as the risk owner, and regularly assessing such risks at EMT meetings. For each risk scenario, the EMT estimates the likelihood and potential impact that such risks could have on Enerflex’s business and how they may impact its strategy. Management compiles all risks identified as critical on an integrated risk register that catalogs actions for managing or mitigating each risk. Management also contributes to the ERM process, by providing continuous supervision over the Company's (pending and in-flight) major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its committees are kept well informed of the Company’s ERM systems and principal and emerging risks (including ESG and climate-related risks), including by way of: quarterly reports on operational and earnings risks; quarterly reports on market valuation risks; annual reports on risks to achieving the proposed budget; annual reports on risks to Enerflex’s strategy and regular ERM updates and discussions on how the Company is identifying, mitigating, and tracking risks as part of its overall ERM strategy.

Enerflex strives to continuously improve its ERM program. In August 2018, the Board established an ad-hoc Risk Committee of the Board to consider whether and how to enhance the organization’s ERM and the Board’s oversight thereof. In 2020, the Company appointed a Director of Risk within the organization, responsible for further implementing, integrating, facilitating, and maintaining the ERM program, and, in 2021, a formal ERM framework was developed to define risk management practices across the organization, including in respect of the approval to pursue, and execution oversight for, key manufacturing and energy infrastructure projects.

RISK FACTORS

An investment in Enerflex Common Shares involves a number of risks including, but not necessarily limited to, those set forth below.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Energy Prices, Industry Conditions, and the Cyclical Nature of the Energy Industry

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex’s equipment and services. Capital expenditure decisions are based on various factors, including but not limited to: demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. Any downturn in commodity prices may lead to reduced levels of capital expenditures, which may negatively impact the demand for the products and services that Enerflex offers. Even the perception of lower oil or gas prices over the long term can result in a decision to cancel or postpone exploration and production capital expenditures, which may lead to reduced demand for products and services offered by Enerflex. If economic conditions or international markets decline unexpectedly and oil and gas producing customers decide to cancel or postpone major capital expenditures, the Company’s business may be adversely impacted.

The supply and demand for oil and gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted over the past year with the Russian invasion of Ukraine which is continuing to have wide ranging consequences on the world economy. As Russia is a major exporter of oil and natural gas, the disruption of supply from Russia has triggered a significant and worldwide supply shortage resulting in significant and rapid commodity price increases which has heightened many of the other risks described in this “Risk Factors” section. As the Russian-Ukraine conflict continues, the impact to the Enerflex business is difficult to predict and depends on many factors that are evolving and not within the control of Enerflex and such impact could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Competition

The business in which Enerflex operates is highly competitive with lower barriers to entry for natural gas processing and compression services, contract compression, the processing and compression fabrication business, and the produced water business. Several companies target the same customers as Enerflex in markets where margins can be low and contract negotiations can be challenging. Enerflex has several competitors in all aspects of its business, both domestically and abroad. Some of these competitors, particularly in the Energy Infrastructure and Engineered Systems product lines, are large, multi-national companies who may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, and adopt more aggressive pricing policies. In addition, the Company could face significant competition from new entrants. Some of Enerflex’s existing competitors or new entrants may expand or fabricate new equipment that would create additional competition for the products, equipment, or services that Enerflex offers to customers. Further, the Company may not be able to take advantage of certain opportunities or make certain investments because of capital constraints, debt levels, and other obligations.

Any of these competitive pressures could have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Description of the Business – Competitive Conditions”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Project Execution Risk

Enerflex engineers, designs, manufactures, constructs, commissions, operates, and services systems that process and/or compress products in a gaseous state. Enerflex's expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope than the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, and penalties for the failure to perform. The Company's ability to profitably execute on these solutions for customers is dependent on numerous factors which include, but are not limited to: changes in project scope; the availability and timeliness of external approvals and other required permits; skilled labor availability and productivity; availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access the job site; and the availability of contractors to support execution of the Company’s scope on these projects. Any failure to execute on these larger projects in a timely and cost-effective manner could have a material adverse effect on the business, financial condition, results of operations, and cash flows of the Company.

The Company pursues continuous improvement initiatives to achieve accurate, complete, and timely provision of deliverables. Nonetheless, project risks can translate into performance issues and project delays, as well as project costs exceeding cost estimates. While the Company will assess the recoverability of any cost overruns, there can be no assurance that these costs will be reimbursed, which may result in a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Climate Change Risks

Regulatory and Policy Risks

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater regulation of GHG emissions. Although it is not possible at this time to predict how new laws or regulations would impact the Company’s business, any such future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company’s energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets, and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations. Any such claims, laws, or regulations could also increase the costs of compliance for Enerflex’s customers, and thereby negatively impact demand for the Company’s products and services. The direct or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company.

Physical Risks

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

There has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, flooding, droughts, forest fires, thunderstorms, tornados, and snow or ice storms, as well as rising sea levels and other acute (event-driven) and chronic (long-term) climate events. Another possible consequence of climate change is increased volatility in seasonal temperatures with some studies suggesting that climate change could cause some areas to experience temperatures substantially colder or warmer than their historical averages.

To the extent there are significant climate changes in the markets Enerflex serves or areas where Company assets reside, Enerflex could incur increased costs, its assets could be damaged, operations could be materially impacted (for instance, shut-down requirements), there may be health implications for its employees, and its customers may experience operational disruptions causing reduced demand for the Company’s products. At this time, the Company is unable to determine the extent to which climate change may affect its operations.

Technological Risks

Demand for the Company's products may also be affected by the development and demand for new technologies in response to global climate change. Many governments provide, or may in the future provide, tax incentives and other subsidies to support the use and development of alternative energy technologies. Technological advances and cost declines in alternative energy sources (such as hydrogen and renewables), electric grids, electric vehicles, and batteries may reduce demand for hydrocarbons, which could lead to a lower demand for the Company’s low-carbon products and services. If customer preferences shift, the Company may also be required to develop new technologies, requiring significant investments of capital and resources, which may or may not be recoverable in the marketplace and which could result in certain products becoming less profitable or uneconomic. At this time, the Company is unable to determine the extent to which such technological risks may detrimentally impact its business prospects, financial condition, and operations.

ESG and Investor Sentiment

A number of factors, including the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may result in limiting Enerflex’s access to capital, increasing its cost of capital, and decreasing the price and liquidity of Enerflex’s securities.

In addition, practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) are attracting increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, EMT, and employees of Enerflex. Failing to implement the policies and practices, as requested, or expected by Enerflex’s

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

stakeholders, may result in such investors reducing their investment in Enerflex, or not investing in Enerflex at all. The Company’s response to addressing ESG matters, and any negative perception thereof can also impact Enerflex’s reputation, business prospects, ability to hire and retain qualified employees, and vulnerability to activist shareholders. Such risks could adversely affect Enerflex’s business, future operations, and profitability.

Compliance with HSE Regulations

The Company and many of its customers are subject to a variety of federal, provincial, state, local, and international laws and regulations relating to HSE. These laws and regulations are complex, subject to periodic revision, and are becoming increasingly stringent. The cost of compliance with these requirements may increase over time, thereby increasing the Company’s operating costs or negatively impacting the demand for the Company’s products and services. Failure to comply with these laws and regulations may result in reputational damage, as well as the imposition of administrative, civil, and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance.

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products, as the Company uses and stores hazardous substances in its operations. In addition, many of the Company’s current and former properties are or have been used for industrial purposes. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The adoption of new HSE laws or regulations, or more vigorous enforcement of existing laws or regulations, may also negatively impact Enerflex’s customers and demand for the Company’s products and services, which in turn would have a negative impact on the Company’s financial results and operations.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility,

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition. See “Risk Factors – Health and Safety Risks”.

Inflationary Pressures

Strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its customers and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

Interest Rate Risk

The Company's liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company's 9.00% Notes outstanding at December 31, 2022, are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's Revolving Credit Facility and Term Loan, however, are subject to changes in market interest rates. As at December 31, 2022, the Company had $662.4 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex’s control could result in higher interest rates, thereby increasing Enerflex’s interest expense which may have a material adverse impact on Enerflex’s financial results, financial condition, or ability to declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

For each one per cent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in interest expense for the twelve months ended December 31, 2022, would be approximately $4.6 million. All interest charges are recorded in finance costs on the consolidated statements of earnings. Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends.

International Operations

Enerflex's operations in countries outside of North America account for a significant amount of the Company’s revenue. Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability; changes in foreign government policies, laws, regulations, and regulatory requirements, or the interpretation, application and/or enforcement thereof; tax increases or changes in tax laws or in the interpretation, application and/or enforcement thereof; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; recessions and other economic crises that may impact the Company’s cost of conducting business in those countries; the adoption of new, or the expansion of existing, trade restrictions, or embargoes; limitations on the Company’s ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

In addition, Enerflex may expand the business to markets where the Company has not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws, and business procedures present special challenges, may affect Enerflex’s ability to be successful in these ventures.

To the extent Enerflex’s international operations are affected by unexpected or adverse economic, political, and other conditions, the Company’s business, financial condition, and results of operations may be adversely affected.

Information Technology and Information Security

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure and the Company's ability to expand and continually update this infrastructure, to conduct daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications, monitoring of products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company’s hardware or software network infrastructure, it could have a material adverse effect on the Company’s business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company’s financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of customers and suppliers, or to introduce viruses or other malware through “trojan horse” programs into computer networks of the Company, its customers, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its customers, or suppliers. If a member of Enerflex or a member of one of its customers or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its customers, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company’s information security and network infrastructure. However, the Company’s mitigation measures cannot provide absolute security, and the information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or customer error, malfeasance, or other

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due-diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex’s information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company’s reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex’s information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, higher insurance premiums, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company’s business, financial condition, and results of operations. See also “Risk Factors – Insurance”.

Personnel and Contractors

The Company’s ability to attract and retain qualified personnel and provide the necessary organizational structure, programs, and culture to engage and develop employees is crucial to its growth and achieving its business results.

Enerflex's Engineered Systems product line requires skilled engineers and design professionals to maintain customer satisfaction through industry-leading design, build, and installation of the Company’s product offerings. Enerflex competes for these professionals, not only with other companies in the same industry, but with companies in other industries such as oil and natural gas producers. In periods of high activity, demand for the skills and expertise of these professionals increases, making the hiring and retention of these individuals more difficult.

Enerflex's After-Market Services product line relies on the skills and availability of trained and experienced tradespeople, mechanics, and technicians to provide efficient and appropriate services to Enerflex and its customers. Hiring and retaining such individuals is critical to the success of Enerflex’s business. Demographic trends are reducing the number of individuals entering the trades, making Enerflex's access to skilled individuals more difficult.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment. The ability of third-party contractors to find and retain individuals with the proper technical background and training is critical to the continued success of the contracted operations in these jurisdictions. If Enerflex’s third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

There are few barriers to entry in a number of Enerflex's businesses, so retention of qualified staff is essential in order to differentiate Enerflex's businesses and compete in its various markets. Enerflex’s success depends on key personnel and its ability to hire and retain skilled personnel. The loss of skilled personnel could delay the completion of certain projects or otherwise adversely impact certain operational and financial results.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Contract Compression Operations

The duration of Enerflex’s Energy Infrastructure arrangements with customers varies based on operating conditions and customer needs. Initial contract terms typically are not long enough to enable the Company to recoup the cost of the equipment deployed in the Energy Infrastructure segment. Many of Enerflex’s North American Energy Infrastructure contracts have short initial terms, and after the initial term, are cancelable on short notice. While these contracts are frequently extended beyond their initial terms, Enerflex cannot accurately predict which of these contracts will be extended or renewed beyond the initial term or that any customer will continue to contract with Enerflex. The inability to negotiate extensions or renew a substantial portion of the Company’s Energy Infrastructure contracts, the renewal of such contracts at reduced rates, the inability to contract for additional services with customers, or the loss of all or a significant portion of such contracts with any customer could lead to a reduction in revenues and net income, which reduction could have a material adverse effect upon Enerflex’s business, financial condition, results of operations and cash flows.

Contracted Revenue

Many of Enerflex’s customers finance their exploration and development activities through cash flow from operations, incurrence of debt, or issuance of equity. If customers experience decreased cash flow from operations and limitations on their ability to incur debt or raise equity, for example due to weak commodity prices, then they may seek to preserve capital by pursuing price concessions on revenue contracts, cancelling contracts, or determining not to renew contracts. Under these circumstances, the Company may be unable to renew recurring revenue contracts with customers on favorable commercial terms, if at all. Terms of new contracts or renegotiated contracts may also transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company. These factors may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex’s business, financial condition, results from operations and cash flows.

Health and Safety Risks

Enerflex's business is susceptible to health and safety risks inherent in manufacturing, construction, and operations. These risks include but are not limited to: explosions caused by natural gas leaks; fires; malfunctioning or improperly used tools and equipment; and vehicle collisions and other transportation incidents.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Such incidents may lead to liabilities arising out of personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities, including government-imposed orders to remedy unsafe conditions or circumstances, penalties associated with the contravention of applicable health and safety legislation, and potential civil liability. Preventing or responding to accidents could require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities. Any of the foregoing could have an adverse impact on the Company's operations, financial results, and reputation.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Customer Credit Risk

A substantial portion of Enerflex's accounts receivable balances are with customers involved in the oil and natural gas industry. Many customers finance their exploration and development activities through cash flow from operations, the incurrence of debt, or the issuance of equity. During times when the oil or natural gas markets weaken, customers may experience decreased cash flow from operations, or a reduction in their ability to access capital. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact customers’ financial condition may impair their ability to pay for products or services rendered.

Enerflex may extend credit to certain customers for products and services that it provides during its normal course of business. Enerflex monitors its credit exposure to its customers, but there can be no certainty that a credit-related loss will not materialize or have a material adverse impact on the organization. The financial failure of a customer may impair the Company’s ability to collect on all or a portion of the accounts receivable balance from that customer.

Corruption, Sanctions, and Trade Compliance

The Company is required to comply with Canadian, USA, and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to interface with its clients and otherwise act on the Company's behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment.

While Enerflex has developed policies, procedures, screening protocols, and training designed to achieve and maintain compliance with applicable laws, the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws related to Company operations, including anti-corruption and anti-bribery legislation, trade laws, and sanctions laws. The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations, including injunctive relief, disgorgement, fines, penalties, and modifications to business practices and compliance programs, among other things. While Enerflex cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on the Company's reputation, business, financial condition, results of operations, and cash flow.

Foreign Exchange

Enerflex reports its financial results to the public in Canadian dollars; however, a significant percentage of its revenues and expenses are denominated in currencies other than Canadian dollars. The Company identifies and hedges significant transactional currency risks, and its hedging policy remains unchanged in the current year. Further information on Enerflex’s hedging activities is provided in Note 29 “Financial Instruments” in the audited consolidated financial statements for the year ended December 31, 2022.

Transaction Exposure

The Canadian operations of the Company source the majority of their products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the US dollar.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Most of Enerflex’s international orders are manufactured in the United States where the contracts are primarily denominated in US dollars. This minimizes the Company’s foreign currency exposure on these contracts.

The Company has implemented a hedging policy, applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. The Company utilizes a combination of foreign denominated debt and currency forward contracts to meet its hedging objectives.

Translation Exposure

The Company’s earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the US dollar, Australian dollar, Brazilian real, and Argentine peso.

Assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations.

Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. Such exchange rate fluctuations could be material year-over-year relative to the overall earnings or financial position of the Company.

Litigation Risk and Liability Claims
The Company’s operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. If the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.
In the normal course of Enerflex’s operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. The Company may not be able to adequately protect itself contractually and insurance coverage may not be available or adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Moreover, the Company may not be able to maintain insurance in the future at levels of risk coverage or policy limits that management deems adequate. Any claims made under the Company's policies may cause its premiums to increase. Any future damages deemed to be caused by the Company's products or services that are not covered by insurance, or that are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on the Company's projections, business, results of operations, and financial condition. See also “Risk Factors – Insurance”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on Enerflex’s operating results or financial performance.

Availability of Raw Materials, Component Parts, or Finished Products

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Some of the components used in Enerflex’s products are obtained from a single source or a limited group of suppliers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. In particular, long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and OEMs, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could have a negative impact on Enerflex’s results of operations and could damage customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of Enerflex customer satisfaction. If the availability of certain OEM components and repair parts, which are generally in steady demand, is constrained or delayed, certain of Enerflex’s operational or financial results may be adversely impacted.

Public Health Crises, Including COVID-19

The Company’s business, operations, and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics, or other health crises, including the COVID-19 pandemic. Such public health crises may adversely affect Enerflex, causing a slowdown or temporary suspension of Enerflex’s operations in geographic locations impacted by an outbreak, including due to: reduced global economic activity and a corresponding decrease in demand for oil and natural gas, which could result in producers being forced to shut-in production and serve to lower demand for the Company’s products and services; impaired supply chain as a result of mass quarantines, lockdowns, or border closures, thereby limiting the supply and increasing the cost of goods and services used in Enerflex's operations; and restricted workforce as a result of quarantines and health impacts, rendering employees unable to work or travel.

The Company continues to monitor the potential impacts of the COVID-19 pandemic, focusing on the jurisdictions in which the Company and its subsidiaries operate. In particular, Enerflex continues to adhere to public health orders and governmental guidance and maintains communication with suppliers, customers, stakeholders, and other business partners to identify and monitor potential risks to our ongoing operations. Although the COVID-19 pandemic improved in 2022 and restrictions and limitations were eased, any future developments or a subsequent outbreak of COVID-19 could materially and adversely impact the Company's business, operations, financial condition, and cash flows. As the situation continues to evolve, the extent of any future material adverse effect on the Company cannot be predicted with confidence.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Insurance

Enerflex’s operations are subject to risks inherent in the oil and natural gas services industry, such as equipment defects, malfunctions and failures, and natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage. In addition, the Company has procured a dedicated cyber insurance policy designed to help mitigate against the risk of cyber-related events (see “Risk Factors – Information Technology and Information Security”) and executive liability insurance to limit exposure to unforeseen incidents. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex’s business. An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives.

Extreme weather conditions, natural occurrences, and terrorist activity have strained insurance markets leading to increases in insurance costs and limitations on coverage. It is anticipated that appropriate insurance coverage will be maintained in the future, but there can be no assurance that such insurance coverage will be available on commercially reasonable terms or on terms as favourable as Enerflex's current arrangements. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the results of the organization.

Access to Capital

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. Significant instability or disruptions to the capital markets, including the credit markets, may impact the Company’s ability to access capital on reasonable commercial terms, if at all, and this turn may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and paying future dividends to shareholders.

The Company's Revolving Credit Facility also contains a number of covenants and restrictions with which Enerflex and its subsidiaries, must comply including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default which require the Company to repay its indebtedness and could impair the Company’s ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company's and other guarantors' ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Payment of Future Cash Dividends

The amount and frequency of future cash dividends paid by the Company, if any, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, significant declines and volatility in commodity prices, demand for Enerflex products and services, restricted cash flows, capital expenditure requirements, debt service requirements, operating costs, foreign exchange rates, the risk factors described in this Annual Information Form, and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends. Depending on these and various other factors, many of which are beyond the control of Enerflex, future cash dividends could be reduced or suspended entirely or made less frequently. The market value of Enerflex Common Shares may deteriorate if cash dividends are reduced or suspended.

Tax Matters

The Company and its subsidiaries are subject to income and other taxes in Canada, the United States, and numerous foreign jurisdictions. Changes in tax laws or interpretations thereof, or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company's results from operations, returns to shareholders, and cash flow. Our effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries, or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Terrorism

Terrorist activities (including environmental terrorism), anti-terrorist efforts, and other armed conflicts may adversely affect the global economies and could prevent the Company from meeting its financial and other obligations to the extent such conflicts impact operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for the Company’s products and services and causing a reduction in the Company’s revenues. In addition, the Company’s assets may be direct targets of terrorist attacks that could disrupt Enerflex’s ability to service its customers. The Company may be required by regulators, or by the future terrorist threat environment, to make investments in security that cannot be predicted. The implementation of security guidelines and measures and the maintenance of insurance, to the extent available, to address such activities could increase Enerflex’s costs. These types of events could materially adversely affect the Company’s business and results of operations.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Seasonal Factors and Demand

Demand for natural gas fluctuates largely with the heating and electric power requirements caused by the changing seasons in North America. Hot summers and cold winters typically increase demand for, and the price of, natural gas. This increases customers' cash flow, which can have a positive impact on Enerflex. At the same time, access to many western Canadian oil and natural gas properties is limited to the period when the ground is frozen so that heavy equipment can be transported. As a result, the first quarter of the year is generally accompanied by increased winter deliveries of equipment. Warm winters in western Canada, however, can both reduce demand for natural gas and make it difficult for producers to reach well locations. This restricts drilling and development operations, reduces the ability to supply natural gas production in the short-term, and can negatively impact the demand for Enerflex's products and services.

Section 404 of the Sarbanes-Oxley Act of 2002

Enerflex maintains disclosure controls and procedures and internal control over financial reporting pursuant to the Canadian Securities Administrators National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and has commenced an assessment of whether its current internal controls procedures satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the related rules of the SEC and the Public Company Accounting Oversight Board.

Pursuant to Section 404(b) of Sarbanes-Oxley and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that Enerflex files with the SEC after the effectiveness of the registration statement, Enerflex’s independent auditors will be required to attest to the effectiveness of Enerflex’s internal control over financial reporting. The process of obtaining the required attestation from Enerflex’s independent auditors has commenced and will require the investment of substantial additional time and resources, including by Enerflex’s Chief Financial Officer and other members of Enerflex’s senior management, as well as higher than anticipated operating expenses including independent auditor fees.

Enerflex’s failure to satisfy the requirements of Section 404 of Sarbanes-Oxley on an ongoing and timely basis, or any failure in Enerflex’s internal controls, could result in the loss of investor confidence in the reliability of Enerflex’s financial statements, which in turn could negatively affect the trading price of the Enerflex Common Shares and could have a material adverse effect on Enerflex’s results of operations and harm its reputation. Further, Enerflex can provide no assurance that its independent auditors will provide the required attestation. If Enerflex is required in the future to make changes to its internal controls over financial reporting, it could adversely affect Enerflex’s operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls over financial reporting from its independent auditors.

Future Acquisitions

Enerflex may, from time to time, seek to expand the Business and its operations by acquiring or developing additional businesses or assets in existing or new markets. Enerflex expects to realize strategic opportunities and other benefits as a result of its acquisitions. However, there can be no assurances as to whether, or to what extent, such benefits or opportunities will be realized. Enerflex can not predict whether it will be able to successfully identify, acquire, develop, or profitably manage additional acquisitions, or successfully integrate any acquired business or assets into Enerflex's business, or to adjust

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

to an increased scope of operations as a result of such acquisitions. There is a risk that any future acquisitions could adversely impact Enerflex's operations and results.

DESCRIPTION OF CAPITAL STRUCTURE

Enerflex is authorized to issue an unlimited number of Enerflex Common Shares and an unlimited number of preferred shares issuable in series. As of December 31, 2022, there were 123,739,020 Enerflex Common Shares issued and outstanding and no preferred shares outstanding. The following is a summary of the rights, privileges, restrictions, and conditions attached to the Enerflex Common Shares and preferred shares.

Enerflex Common Shares

The holders of Enerflex Common Shares are entitled to one vote per share at meetings of shareholders of Enerflex, to receive dividends if, as, and when declared by the Board of Directors, and to receive pro rata the remaining property and assets of Enerflex upon its dissolution, liquidation, or winding-up, subject to the rights of shares having priority over the Enerflex Common Shares.

Preferred Shares

Preferred shares may be issued at any time in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board. Subject to the provisions of the CBCA, the Board may fix, before the issue thereof, the designation, rights, privileges, restrictions, and conditions attached to each series of the preferred shares. Holders of Enerflex preferred shares are not entitled to vote at any meeting of the shareholders of Enerflex but may be entitled to vote if Enerflex fails to pay dividends on that series of preferred shares and as otherwise provided for under the CBCA.

DIVIDENDS

The declaration of dividends is at the sole discretion of the Board of Directors and is considered quarterly. The current practice of the Company is to make quarterly dividend payments to shareholders from its available cash, without impairing its growth potential. The Company may make additional dividends in excess of quarterly dividends during the year, as the Board of Directors may determine from time to time.

The Company has declared and paid the following dividends, on the date and at the rates shown for each of the three most recently completed financial years.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Declaration Date	Date Paid	Rate per Share
February 20, 2020	April 2, 2020	$0.115
May 7, 2020	July 2, 2020	$0.020
August 6, 2020	October 1, 2020	$0.020
November 5, 2020	January 7, 2021	$0.020
February 24, 2021	April 1, 2021	$0.020
May 20, 2021	July 8, 2021	$0.020
August 19, 2021	October 7, 2021	$0.020
November 4, 2021	January 6, 2022	$0.025
February 23, 2022	April 7, 2022	$0.025
May 4, 2022	July 7, 2022	$0.025
August 10, 2022	October 6, 2022	$0.025
November 9, 2022	January 12, 2023	$0.025
Restrictions on Paying Dividends

There are many factors which may restrict the ability of the Company to declare dividends and to make a dividend payment to shareholders. The Company's Revolving Credit Facility, Term Loan, and 9.00% Notes, contain provisions which could limit the payment of dividends if certain financial covenants are not met or restrict payments if there is an event of default, a continuing event of default, or an event of default would be caused by paying a dividend. As at December 31, 2022, the Company was in full compliance with these covenants and no event of default has occurred, is continuing, or will occur by paying a dividend. The declaration and payment of dividends are also subject to complying with the solvency tests set out in the CBCA. See also “Risk Factors – Access to Capital”.

CREDIT RATINGS

Credit ratings are forward-looking opinions about the ability of an issuer to meet its financial obligations when they become due. They are intended to provide investors with an independent measure of credit quality in respect of an issuance of securities. Credit ratings are not an opinion or comment on the market price of a security, the suitability of a security for a particular investor nor a recommendation to buy, hold, or sell a particular security. There is no assurance that a rating will remain in effect for any given period of time or that a rating will not be changed or withdrawn entirely if, in the opinion of the rating agency, such a change or withdrawal is appropriate.

During the past two years, Enerflex paid rating fees to Standard & Poor’s (S&P), Moody’s Investor Service (Moody’s) and Fitch Rating’s Inc. (Fitch), at the time of issuance of our 9.00% Notes. Enerflex reasonably expects that on-going annual payments will be made to these agencies for rating services in the future.

The table below shows the S&P, Moody’s, and Fitch ratings for Enerflex’s corporate credit and its 9.00% Notes.

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB- (stable outlook)	B1 (positive outlook)	BB- (stable outlook)
9.00% Notes	BB- (stable outlook)	B2 (positive outlook)	BB- (stable outlook)

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

S&P

The S&P ratings range from a high of AAA to a low of D. The “BB” tier is comprised of BB+, BB and BB-. A rating of BB is the fifth highest of ten tiers. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the respective rating tier and the lack of any such designation indicates a ranking in the middle of the tier. An obligor rated BB is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitments. S&P (i) assigned its issuer rating on March 17, 2022, (ii) assigned the rating on the 9.00% Notes on October 4, 2022; and (iii) noted no change to the issuer rating also on October 4, 2022.

Moody’s

Moody’s ratings range from a high of Aaa to a low of C. The “B” tier is comprised of B1, B2, and B3. A rating of "B" is the sixth highest of nine tiers. The numerical modifiers 1, 2 or 3 are used to indicate ranking within a particular tier, with 1 being the highest and 3 being the lowest. Obligations rated B are considered speculative and are subject to high credit risk. Moody’s assigned its ratings on October 3, 2022, and confirmed no change to such ratings on December 13, 2022, in connection with its periodic review of its ratings.

Fitch

The Fitch ratings range from a high of AAA to a low of D. The “BB” tier is comprised of BB+, BB, and BB-. A rating of BB is the fifth highest of eleven tiers. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the respective rating tier and the lack of any such designation indicates a ranking in the middle of the tier. Ratings of BB indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments. Fitch (i) assigned its ratings on March 16, 2022, (ii) affirmed its ratings on October 3, 2022, and (iii) reviewed and took no action on its ratings on December 14, 2022.

MARKET FOR SECURITIES

The Enerflex Common Shares are listed and posted for trading on the TSX under the trading symbol “EFX” and the NYSE under the trading symbol “EFXT”. The following tables set forth the price range and trading volume for the Enerflex Common Shares as reported by the TSX and NYSE for the year ended December 31, 2022.

TSX	High ($)	Low ($)	Close ($)	Volume (# of shares)
2022
January	8.69	6.25	7.20	10,061,278
February	7.99	7.12	7.83	7,320,942
March	8.71	7.35	8.01	6,760,846
April	9.70	7.93	8.86	5,670,541
May	8.85	7.38	7.85	6,597,796
June	8.31	5.89	6.07	7,749,510
July	6.21	4.99	5.90	8,442,544

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

TSX	High ($)	Low ($)	Close ($)	Volume (# of shares)
August	6.94	5.42	6.59	7,562,797
September	7.05	5.58	5.93	5,763,950
October	7.15	6.06	7.04	8,108,019
November	8.92	7.04	8.92	7,652,523
December	9.22	8.10	8.54	4,583,946

NYSE	High (US$)	Low (US$)	Close (US$)	Volume (# of shares)
2022
January	-	-	-	-
February	-	-	-	-
March	-	-	-	-
April	-	-	-	-
May	-	-	-	-
June	-	-	-	-
July	-	-	-	-
August	-	-	-	-
September	-	-	-	-
October (13 – 31)(1)	5.20	4.37	5.17	878,040
November	6.63	5.12	6.57	482,209
December	6.87	5.95	6.32	425,830

Note:

(4)
The Enerflex Common Shares commenced trading on the NYSE at the opening of the market on October 13, 2022.
DIRECTORS AND OFFICERS

The Enerflex Board of Directors as at the date hereof has 11 members. Ten of the current members are independent, as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices, National Policy 58-201 – Disclosure Standards, and National Instrument 52-110 – Audit Committees (NI 52-110). Mr. Rossiter is not independent because he is the President and Chief Executive Officer of Enerflex.

The Board has three standing committees:

➣
Audit Committee
➣
Nominating and Corporate Governance Committee
➣
Human Resources and Compensation Committee

In addition, in August 2018, the Board established an ad-hoc Risk Committee to consider whether and how to enhance the organization’s ERM and the Board’s oversight thereof. Finally, from time-to-time, the Board may establish a special committee, as was the case during 2022, when the Board established a special committee to consider and evaluate the Transaction. All of the standing committees, ad-hoc Risk Committee and the Special Committee are comprised entirely of independent directors.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

All of the Company’s directors’ terms of office will expire at the earliest of their resignation, the close of the next annual shareholder meeting called for the election of directors, or on such other date as they may be removed according to the CBCA. The next annual shareholder meeting is scheduled for May 2, 2023. Each director will devote the amount of time as is required to fulfill his or her obligations as a director to the Company. The Company’s officers are appointed by, and serve, at the discretion of the Board of Directors.

The Board-approved Board Retirement Policy (the Retirement Policy) provides that nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72 or has served the Company as a director for 12 years since 2013. Although the Board retains discretion to waive the application of the Retirement Policy if it is in the best interests of the Company to do so, the Board is of the view that imposing such limits is an important mechanism for ensuring board renewal. Therefore, in accordance with the Retirement Policy, Mr. H. Stanley Marshall will not stand for election as a director at the next annual meeting of the shareholders of the Company as he has attained the age of 72. In anticipation of this, the NCG Committee commenced director recruitment efforts in 2022 and, following approval by the Board, welcomed Ms. Laura Folse as a director in January 2023 to ensure and facilitate a smooth transition.

As of December 31, 2022, the directors and executive officers of the Company as a group owned, controlled, or directed, directly or indirectly, an aggregate of 762,917 Enerflex Common Shares, representing approximately 0.62 per cent of the issued and outstanding Enerflex Common Shares.

The following table contains information with respect each of the current directors of the Company as at December 31, 2022 (unless otherwise stated).

Director	Board Committees	Principal Occupation in the Last Five Years
Fernando Assing Texas, USA Director since: 2020 Enerflex Common Shares owned: nil Enerflex DSUs held: 76,672	HRCC Ad-hoc Risk	➣ Corporate director ➣ President and Chief Executive Officer of Centurion Group Limited, the global rental, services, and infrastructure platform of SCF Partners
Maureen Cormier Jackson Alberta, Canada Director since: 2017 Enerflex Common Shares owned: 5,000 Enerflex DSUs held: 121,743	AC (chair) Ad-hoc Risk	➣ Corporate director
W. Byron Dunn Texas, USA Director since: 2011 Enerflex Common Shares owned: 30,000(1) Enerflex DSUs held: 212,200	NCGC HRCC
➣
Corporate director
➣
Chief Executive Officer and Founding Partner of Tubular Synergy Group, LP, a sales, marketing, and supply chain services provider of tubular products targeted toward the oil and gas industry

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Laura Folse Texas, USA Director since: 2023(2) Enerflex Common Shares owned: nil Enerflex DSUs held: nil	None
➣
Corporate director
➣
Prior thereto, Chief Executive Officer of BP Wind Energy, North America
➣
Prior thereto, several leadership roles with BP p.l.c. and Amoco Corporation, including Executive Vice President, Science, Technology, Environment, and Regulatory Affairs

James C. Gouin Ontario, Canada Director since: 2022(3) Enerflex Common Shares owned: 56,016 Enerflex DSUs held: 3,814	AC
➣
Corporate director
➣
Prior thereto, from 2017 to 2019, Chief Executive Officer and director of Tower International, a global manufacturer of engineered automotive products
➣
Prior thereto, from 2016 to 2019, President of Tower International

Mona Hale Alberta, Canada Director since: 2021 Enerflex Common Shares owned: 10,000 Enerflex DSUs held: 43,473	AC Ad-hoc Risk	➣ Corporate director ➣ Prior thereto, Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc.
H. Stanley Marshall(4) Newfoundland, Canada Director since: 2011 Enerflex Common Shares owned: 99,000 Enerflex DSUs held: 146,990	HRCC (chair) NCGC	➣ Corporate director ➣ Prior thereto, Chief Executive Officer of Nalcor Energy, an electricity, oil and gas, and industrial fabrication and energy marketing company
Kevin Reinhart Alberta, Canada Director since: 2017 Enerflex Common Shares owned: 51,250 Enerflex DSUs held: 155,563	Board Chair	➣ Corporate director
Marc Rossiter Alberta, Canada Director since: 2019 Enerflex Common Shares owned: 162,844(5) Enerflex DSUs held: 91,574	None	➣ President and Chief Executive Officer of Enerflex ➣ Prior thereto, from 2018 to 2019 – Executive Vice President and Chief Operating Officer of Enerflex
Juan Carlos Villegas Región Metropolitana, Chile Director since: 2019 Enerflex Common Shares owned: 57,600 Enerflex DSUs held: 110,194	NCGC HRCC	➣ Corporate director ➣ Prior thereto, President and Chief Operating Officer of Finning Canada and prior thereto, Chief Operating Officer for Finning International
Michael A. Weill Texas, USA Director since: 2011	NCGC (chair) AC Ad-hoc Risk (chair)	➣ Corporate director ➣ Prior thereto, Chief Executive Officer of Global

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Enerflex Common Shares owned: 14,000(6) Enerflex DSUs held: 103,389	Deepwater Partners LLC until 2021

Notes:

(5)
La Jolla Holdings Ltd., a holding company owned and controlled by Mr. Dunn is the registered holder of 20,000 Enerflex Common Shares.
(6)
Ms. Folse was appointed to the Board of Directors on January 20, 2023.
(7)
Mr. Gouin was appointed to the Board of Directors on October 13, 2022.
(8)
In accordance with the Retirement Policy, Mr. Marshall is retiring from the Board and is not standing for re-election at Enerflex’s upcoming annual meeting of shareholders.
(9)
Mr. Rossiter’s spouse is the registered holder of 70 Enerflex Common Shares.
(10)
A family trust controlled by Mr. Weill is the registered holder of 10,000 Enerflex Common Shares.
(11)
Enerflex DSUs are a notional unit equal to the value of an Enerflex Common Share and although such Enerflex DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex Common Shares.

Executive Officer	Principal Occupation in the Last Five Years
Marc Rossiter Alberta, Canada	➣ President and Chief Executive Officer of Enerflex ➣ 2018 to 2019 – Executive Vice President and Chief Operating Officer of Enerflex ➣ Prior to 2018, President of the USA region of Enerflex
Sanjay Bishnoi Alberta, Canada
➣
Senior Vice President and Chief Financial Officer of Enerflex
➣
Prior thereto, co-founder and Chief Financial Officer of Caprock Midstream, a Houston-based, private-equity natural gas, oil, and water oriented midstream venture

David H. Izett Alberta, Canada
➣
Senior Vice President, General Counsel of Enerflex
➣
Prior thereto, Assistant General Counsel, Nitrogen and International, of Nutrien and previously Chief Legal Counsel for the Wholesale business unit of Agrium, one of Nutrien's predecessor entities

Patricia Martinez Texas, USA	➣ Chief Energy Transition Officer of Enerflex ➣ Prior thereto, President, LATAM
Helmuth Witulski Alberta, Canada	➣ President, Canada region of Enerflex ➣ Prior thereto, Regional Director, Asia Pacific region of Enerflex
Gregory Stewart Texas, USA	➣ President, United States of America region of Enerflex ➣ Prior thereto, Executive Vice President, Corporate Services and Chief Information Officer of Enerflex
Mauricio Meineri Texas, USA	➣ President, Latin America region of Enerflex ➣ Prior thereto, Latin America Vice President of Operations of Enerflex
Phil Pyle Abu Dhabi, UAE	➣ President, Eastern Hemisphere region of Enerflex
Roger George Georgia, USA	➣ President, Water Solutions of Enerflex ➣ Prior thereto, President, Exterran Water Solutions ULC

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

CORPORATE CEASE TRADE ORDERS

No current director or executive officer of the Company is, or has been within 10 years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and that was in effect for a period of more than 30 consecutive days, that was issued: 1) while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer of the relevant company; or 2) after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer.

PENALTIES OR SANCTIONS

None of Enerflex's directors, executive officers of the Company, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company, have been subject to:

(e)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or
(f)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
BANKRUPTCIES

Except as disclosed in this AIF, no current director, executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

(g)
is or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or
(h)
has within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer, or shareholder.

On March 17, 2015, Mr. Dunn was a director of Quicksilver Resources Inc., when certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

States Bankruptcy Court for the District of Delaware. A marketing and sale process to sell all or a portion of its USA and Canadian assets was initiated on September 17, 2015. On January 23, 2016, Quicksilver announced that BlueStone Natural Resources II LLC was the winning bidder in the sale process. On August 16, 2016, the court entered an Order confirming the First Amended Joint Chapter 11 Plan of Liquidation for Quicksilver Resources Inc. and its Affiliated Debtors. The effective date as defined in the Plan was August 31, 2016. The Plan called for the establishment of a Liquidation Trust on the effective date for the purposes of liquidating and administering the Liquidation Trust Assets and making distributions on account thereof. Quicksilver’s Board of Directors was dissolved, and its officers discharged on August 31, 2016.

CONFLICTS OF INTERESTS

Investors should be aware that some of the directors and officers of the Company are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA and Company policies, including the duty of such directors and officers to disclose any conflicts and to act honestly and in good faith with a view to the best interests of the Company.

LEGAL PROCEEDINGS

There are no legal proceedings Enerflex is or was a party to, or that any of its property is or was the subject of, during the Company’s most recent financial year, nor are any such legal proceedings known to Enerflex to be contemplated, that involve a claim for damages, exclusive of interest and costs, exceeding ten per cent of the current assets of Enerflex, except as otherwise disclosed herein.

Upon closing of the Transaction, Enerflex acquired a legal dispute from Exterran. On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the Labor Board) awarded a former employee MXN$2.2 billion (approximately US$120 million) in connection with a dispute relating to the employee’s severance pay following termination of their employment. On February 24, 2022, this decision was served on Exterran. In March 2015, this employee was terminated and was paid the undisputed portion of his severance pay, as determined by a local labor board. From March 2015 to the present, the former employee has challenged various aspects of the severance payment through court proceedings. The Company has prevailed in these earlier processes and certain facts of the dispute were established by court rulings, including the fact that the employee’s salary was approximately $3,500 MXN per day (US$170 per day at the prevailing exchange rate).

Enerflex believes that the order of the Labor Board is in error and has no credible basis in law or fact. For instance, in 2017, the Labor Board ruled that the former employee was entitled to approximately $1.4 million MXN (approximately US$70,000 at the prevailing exchange rate) as severance based on an appellate court’s determination based on Company records that the employee’s salary was approximately $3,500 MXN per day. However, the Labor Board’s February 2022 order increased the amount the employee is owed to approximately US$120 million, an increase of over 170,000%, ignoring the actual salary that had been established and using approximately US$21,000 per day, an increase of over 12,000%

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

and an amount he never actually received while working for the subsidiary. Effectively, the Labor Board awarded the employee approximately 1,900 years of severance based on the correct wage rate.

Enerflex has appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Tabasco. Among other errors that are the subject of the appeal is the Labor Board’s: (a) violation of principles of res judicata by disregarding prior court decisions establishing that the former employee’s salary was roughly $3,500 MXN per day (US$170 per day at the prevailing exchange rate), (b) ignoring the applicable one-year statute of limitations in these types of matters, and (c) award of salary differences that were never part of the former employee's original or subsequent claims.

The Company is pursuing all available avenues to preserve its rights, including potentially asserting claims against the Mexican government should the First Collegiate Court of the Tenth Circuit in Labor Matters fail to reverse the Labor Board’s order.

There are no: 1) penalties or sanctions imposed against Enerflex by a court relating to securities legislation or by a securities regulatory authority during Enerflex’s most recently completed financial year; 2) other penalties or sanctions imposed by a court or regulatory body against Enerflex that would likely be considered important to a reasonable investor in making an investment decision; or 3) settlement agreements Enerflex entered into with a court relating to securities legislation or with a securities regulatory authority during Enerflex’s most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, of any person or company who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 per cent of the outstanding voting securities of the Company, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

INTERESTS OF EXPERTS, TRANSFER AGENT, AND REGISTRAR

Ernst & Young LLP, the Company's external auditor, has prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2022. Ernst & Young LLP is independent within the meaning of Chartered Professional Accountants of Alberta Rules of Professional Conduct.

The transfer agent and registrar for the Enerflex Common Shares, in Canada, is TSX Trust Company at its principal offices in Calgary and Toronto, and in the USA, Continental Stock Transfer & Trust Company at its office in New York. The register of transfers of the Company’s securities is located at the office of TSX Trust Company.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered into within the last financial year, or before the last financial year which are still in effect, which can reasonably be regarded as presently material, are described below.

The Revolving Credit Facility

In October 2022, the Company secured new debt financing as part of the acquisition of Exterran, which included the Revolving Credit Facility. The Revolving Credit Facility has a maturity date of October 13, 2025, and may be increased by US$150 million at the request of the Company, subject to the lenders’ consent. The maturity date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders.

The Revolving Credit Facility, Term Loan and the Notes are secured. The Revolving Credit Facility and Term Loan rank senior to the 9.00% Notes. Company is required to maintain certain covenants on its Revolving Credit Facility. As at December 31, 2022, the Company was in compliance with these covenants. At December 31, 2022, the Company had a total of approximately $459.2 million cash drawings against its Revolving Credit Facility.

The foregoing summary of the Revolving Credit Facility does not purport to be complete and is qualified in its entirety by the full text of the amended and restated credit agreement governing the Bank Facility, a copy of which may be found on the Company's SEDAR profile at www.sedar.com.

AUDIT COMMITTEE
Audit Committee Charter

The Terms of Reference of the Audit Committee are set forth in Appendix “A” of this AIF.

Composition of the Audit Committee

As at the date of this AIF, the Audit Committee of the Company is comprised of Ms. Maureen Cormier Jackson (chair), Ms. Mona Hale, Mr. James Gouin, and Mr. Michael Weill, all of whom are considered to be financially literate and independent within the meaning of NI 52-110. In addition, Ms. Cormier Jackson, Ms. Mona Hale, and Mr. James Gouin are each “financial experts” within the meaning set forth by Glass Lewis having experience as a certified public accountant, chief financial officer, or corporate controller of similar experience, or demonstrably meaningful experience overseeing such functions as senior executive officer.

Mandate of the Audit Committee

The principal duties of the Audit Committee include:

➣
oversight responsibility for financial statements and related disclosures, reports to shareholders and other related communications;
➣
establishing appropriate financial policies;
➣
ensuring the integrity of accounting systems and internal controls;
➣
approving all audit and non-audit services provided by the independent auditor;

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

➣
consulting with the auditor independent of management and overseeing the work of the independent auditor;
➣
monitoring and directing, as appropriate, the activities of Enerflex's internal audit group; and
➣
overseeing the Company’s cyber-security and information technology programs.
Pre-approval Policies and Procedures
Under the Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services which the Company's external auditor is to perform, and fees associated therewith. The Audit Committee may delegate this approval to one or more of its members, but such services must be presented to the full Audit Committee at its next scheduled meeting.
Relevant Education and Experience of Audit Committee Members

The table below lists the four member of the Audit Committee and their relevant education and experience.

Audit Committee Member	Relevant Education and Experience
Maureen Cormier Jackson

Ms. Cormier Jackson held numerous roles at Suncor Energy Inc., including Senior Vice President, Chief Process and Information Officer, and Vice President, Corporate Controller. She holds a Bachelor of Commerce from Memorial University and is a Chartered Professional Accountant. She also holds a Directors Designation from the Institute of Corporate Directors.

Mona Hale

Ms. Hale was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer for Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS. Over the course of her career, Ms. Hale had roles providing experience in accounting and financial controls, commercial management, operational leadership, and corporate strategic planning.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta and resides in Edmonton, Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award

James C. Gouin

Mr. Gouin served as President of Tower International, Inc., a global manufacturer of engineered automotive products, from 2016 until 2019 and became Chief Executive Officer and a member of Tower's board of directors in 2017 until 2019. Mr. Gouin joined Tower in November 2007 as Executive Vice President and Chief Financial Officer. Prior to joining Tower, Mr. Gouin served in 2007 as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Prior to joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company's International Operations from 2006 to 2007.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and a M.B.A. from the University of Detroit Mercy.
Michael A. Weill

Mr. Weill is an independent businessperson with more than 40 years of executive and operational experience in the oil and gas sector across the globe. He was formerly the Chief Executive Officer of Global Deepwater Partners LLC until 2021. From 1996 to 2007, Mr. Weill served in various positions with BHP Billiton Petroleum including as President, Production – Americas, and as President Operations and Technology, Americas/Australia, based in Houston. He also served as President, Integrated Business Development based in Melbourne, Australia. Prior thereto, Mr. Weill served in various positions with Royal Dutch Shell from 1980 to 1996.

Mr. Weill holds a Bachelor of Science degree in Chemical Engineering from Cornell University.

Remuneration of Auditors

The following table sets out the aggregate fees paid or accrued by Enerflex and its subsidiaries to the external auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2022, and December 31, 2021.

	2022	2021
Audit Fees (1)	$4,261,241	$1,864,023
Audit-related Fees (2)	$96,955	$-
Tax Fees (3)	$364,982	$502,000
All Other Fees (4)	$-	$-
Notes:
(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)
“Audit-related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit, or attest services not required by legislation or regulation.
(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities and guidance to employees transferred internationally.
(4)
“All Other Fees” include all other non-audit services.
ADDITIONAL INFORMATION

Additional information about Enerflex may be found under our profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Our 2023 management information circular, which we expect to file on or about April 1, 2023, will have more information about our directors’ and officers’ remuneration and indebtedness, the principal holders of Enerflex Common Shares, and the securities authorized for issuance under equity compensation plans. Such information, in respect of the prior year, is also contained in our 2022 management information circular, a copy of which is available under our profile on SEDAR. Additional information about the Company, including additional financial information is provided in the financial statements and MD&A, copies of which may be found on SEDAR (www.sedar.com) and EDGAR

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2022

(www.sec.gov/edgar). If you would prefer to have printed copies of these documents, we will send them to you free of charge upon request to Investor Relations, Enerflex Ltd., Suite 904 – 1331 Macleod Trail S.E., Calgary, Alberta T2G 0K3, Phone 1.403.387-6377, email ir@enerflex.com, or on the Company's website at www.enerflex.com.

Appendix A

AUDIT COMMITTEE
TERMS OF REFERENCE

ORGANIZATION

Enerflex Ltd. (the “Corporation”) has established an Audit Committee of the Board of Directors. These terms of reference govern the operations of the Audit Committee (the “Committee”), as approved by the Board of Directors (the “Board”) of the Corporation. The Committee shall review and reassess the terms of reference annually. The Committee shall be appointed by the Board and shall be comprised of at least three directors, each of whom are independent (as defined by applicable legislation and the rules of any stock exchange on which securities of the Corporation are listed). All Committee members shall have a sufficient level of financial literacy to understand the issues to be raised in the Corporation's financial statements, and at least one Committee member shall have accounting or related financial expertise.

Principal duties of the Committee include oversight responsibility for: financial statements and related disclosures, reports to shareholders and other related communications, establishment of appropriate financial policies, the integrity of accounting systems and internal controls, approval of all audit and non-audit services provided by the independent auditor, consultation with the auditor independent of management and overseeing the work of the independent auditor, and monitoring and directing, as appropriate, the activities of the Internal Audit group.

STATEMENT OF POLICY

The Committee will provide assistance to the Board in fulfilling their oversight responsibility relating to the integrity of the Corporation's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the annual independent audit of the Corporation's financial statements, and any legal compliance or ethics programs as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, the independent auditor and management of the Corporation. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation and the power to retain and pay outside counsel, or other experts it determines necessary to carry out its duties.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the Audit Committee is to oversee the Corporation's financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditor is responsible for auditing those financial statements. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behaviour.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

Relationship with External Auditor

➣
The Committee shall oversee the work of the independent auditor and shall have a clear understanding with management and the independent auditor that the independent auditor reports to and is ultimately accountable to the Board and the Committee, as representatives of the Corporation's shareholders. The Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent auditor. The Committee shall assure itself that the external auditor is independent from management and the Corporation, and will have access to all information about the audit firm's relationship with the Corporation that is necessary to come to a reasonable conclusion. Annually, the Committee shall review and recommend to the Board the election of the Corporation's independent auditor by the shareholders.
➣
The Committee shall discuss with the independent auditor the overall scope and plans for their audit including the adequacy of staffing and the audit fees. Such audit and fees are subject to the approval of the Committee. The Committee will recommend to the Board the appointment of the external auditor by the shareholders and the fees for such auditor. In addition, the Committee shall discuss with management, and the independent auditor, the adequacy and effectiveness of the accounting and financial controls, including the Corporation's system to monitor and manage financial-related risk, and any legal and ethical compliance programs (including complaint mechanisms). The Committee will develop and maintain a relationship with the independent auditor that allows for full, open, and timely discussion of all material issues, with or without management as appropriate in the circumstances.
➣
The Committee shall approve non-audit services to be rendered by the independent auditor and fees associated there-with in advance of such activity taking place. The Committee may delegate this approval to one or more of its members, but such services must be presented to the full Committee at its next scheduled meeting.
➣
The Committee shall approve the Corporation's hiring of partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Financial Reporting

➣
The Committee shall review and recommend for approval by the Board, press releases on quarterly financial results and interim reports to shareholders including the financial statements, note disclosure and Management's Discussion and Analysis included therein, prior to public disclosure of such information. The Committee will periodically consider the extent of involvement of the independent auditor in connection with the interim financial statements, Management's Discussion and Analysis, and interim note disclosures.
➣
The Committee will review with management and the independent auditor and recommend for approval by the Board the press release on annual financial results, the annual audited consolidated financial statements, Management's Discussion and Analysis and Annual Information Form.

➣
The Committee will periodically review and satisfy itself as to the adequacy of procedures for the review of other public disclosure by the Corporation of financial information derived from the Corporation's financial statements.
➣
The Committee shall review any significant adjustments to financial statements, as well as the accounting related to unusual transactions, investments or other transactions that could materially affect the viability of the Corporation, in addition to the accounting related to all material transactions with related parties. The Committee will make appropriate inquiries with respect to any significant litigation or regulatory compliance matters and report on these matters to the Board.
➣
The Committee shall review with management and the independent auditor the interim and annual financial statements, including their judgment about the quality and acceptability of accounting principles, the reasonableness of significant accounting estimates and judgments, and the clarity of the disclosures in the financial statements and related notes. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards.

Internal Audit and Controls

➣
At least annually, the Committee (or its designate) shall review expenses incurred by the Chairman, President and Chief Executive Officer, and Chief Financial Officer.
➣
At least annually, the Committee shall obtain confirmation that management has complied with the Corporation's Code of Business Conduct.
➣
At least annually, the Committee shall receive a report from the Corporation's Disclosure Committee as to the Committee's activities and its recommendations on changes, if any, to the Corporation's disclosure practices. In addition, the Committee shall receive a report from the Disclosure Committee recommending disclosure of all quarterly and annual financial results press releases, financial statements, Management Discussion & Analysis and other relevant public disclosure materials before the Committee approves such documents.
➣
At least annually, the Committee shall review the Whistleblower Policy and make any necessary or appropriate modifications to the Whistleblower Policy.
➣
The Committee shall put in place procedures for:
o
the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
o
the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.1
➣
The Committee will also regularly review complaints to the Corporation's Compliance Hotline regarding financial matters.

[1] NI 52-110, s. 2.3(7).

➣
The head of the Corporation’s Internal Audit group will have a functional reporting relationship directly to the Committee. The Committee will provide such guidance and direction to the Internal Audit group, as it deems necessary to ensure the independence and appropriate functioning of such department. The Committee shall receive an annual report from the head of Internal Audit outlining plans for the subsequent year and quarterly reports describing progress against the plan and any relevant findings.
➣
At least annually, the Committee shall review and reassess the Corporation’s policy with respect to the delegation of authority levels assigned to management.
➣
The Committee will consider the effectiveness of the Corporation’s internal control system, including information technology security and control based on the input of management, external auditors and the Corporation’s Internal Audit group.

August 2022

ENERFLEX

HEAD OFFICE

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3

1-403-387-6377
www.enerflex.com